GRUPPO
CAMPARI

RECEIVED

2008 OCT -6 P 1:34

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America


08005220

By Courier

October 3, 2008

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2008, referring to the period from January 1, 2008 to June 30, 2008, as approved by the Board of Directors Meeting held on August 8, 2008, translated into English;

2.) Two press releases in Italian and English announcing respectively the approval by the Board of Directors of the consolidated results for the first half from January 1, 2008 to June 30, 2008; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

PROCESSED
OCT 0 8 2008
THOMSON REUTERS

Thank you for your co-operation and attention.

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.


GRUPPO
CAMPARI

PRESS RELEASE

2008 FIRST HALF RESULTS

Sales: € 431.2 million (-2.1%)

Organic sales growth: +3.0%

EBITDA before one-off's: € 100.4 million (-2.0%), 23.3% of sales

EBIT before one-off's: € 90.8 million (-2.1%), 21.1% of sales

Organic EBIT before one-off's growth: +4.1%

Group net profit: € 59.8 million (+5.1%)

Bob Kunze-Concewitz, Chief Executive Officer: *"In a very tough environment we achieved solid results, improving in the second quarter the momentum of our key brands across all regions. Overall, our outlook for 2008 remains unchanged"*

Milan, 8 August 2008 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the first half ending 30 June 2008.

Consolidated results	1 January - 30 June 2008 € million	1 January - 30 June 2007 € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	**431.2**	**440.6**	**-2.1%**	**0.3%**
Contribution after A&P [1]	162.2	159.6	1.6%	4.4%
EBITDA before one-off's	100.4	102.4	-2.0%	1.0%
EBITDA	**102.0**	**100.8**	**1.2%**	**4.2%**
EBIT before one-off's	90.8	92.7	-2.1%	1.1%
EBIT	**92.5**	**91.1**	**1.5%**	**4.6%**
Pre-tax profit before minority interests	83.7	82.7	1.3%	4.2%
Group net profit	**59.8**	**56.9**	**5.1%**	**7.4%**

[1] EBIT before SG&A (G&A, other operating income/expenses and selling expenses)

CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2008

In 2008 we introduced a new P&L format. Referring to the line selling and distribution expenses, according to the new format, distribution expenses are included in the COGS line, while selling expenses are classified in the SG&A line, together with G&A and other operating income / expenses.

In the first half of 2008, Group sales totalled **€ 431.2 million**, a decrease of **2.1%** (+0.3% at constant exchange rates).

The overall change in consolidated sales resulted from an **organic growth of 3.0%**, a **negative exchange rate effect of 2.5%** and a **negative perimeter effect of 2.7%**. The latter was due to the announced termination of tequila 1800 distribution contract in US, which was partially offset by Cabo Wabo and X-Rated (whose sales started on 1 August 2007), as well as Bowmore and Flor de Caña.

Contribution after A&P (gross margin after distribution costs and A&P) increased by 1.6% to € 162.2 million (+4.4% at constant exchange rates), or 37.6% of sales. Organic growth accounted for 5.3% and external growth was a negative for 0.8%, lastly exchange rate effects negatively contributed for 2.8%.

EBITDA before one-off's decreased by 2.0% (+1.0% at constant exchange rates) to € 100.4 million, or 23.3% of sales.

EBITDA rose by 1.2% (+4.2% at constant exchange rates) to € 102.0 million, or 23.7% of sales.

EBIT before one-off's went down by 2.1% (+1.1% at constant exchange rates) to € 90.8 million, or 21.1% of sales. Organic growth accounted for 4.1%

EBIT increased by 1.5% (+4.6% at constant exchange rates) to € 92.5 million, or 21.4% of sales. Organic growth accounted for 7.7%

Profit before tax and minority interests was € 83.7 million, an **increase of 1.3%.**

The Group net profit was € 59.8 million, with a **progression of 5.1%** (+7.4% at constant exchange rates).

As of 30 June 2008, after payments of € 31.8 million as dividends and US$ 80.8 million (approximately € 57 million) for 80% of Cabo Wabo, **net debt** stood at € 354.8 million (€ 288.1 million as of 31 December 2007). The net debt includes €18.4 million estimated debt for possible exercise of put option on remaining 20% minority stake in Cabo Wabo.

CONSOLIDATED SALES FOR THE FIRST HALF OF 2008

The **spirits segment** (70.6% of total sales) recorded a **decrease of 4.5%**, the combined result of an **organic growth of 2.2%**, a **negative exchange rate effect of 3.1%** and a **negative perimeter effect of 3.7%.**

The **Campari** brand posted a **growth of 4.8%** at constant exchange rates (4.3% at actual exchange rates). **SKYY** sales **grew by 8.5%** at constant exchange rates (-4.4% at actual exchange rates). Regarding the other main brands, **CampariSoda** finished the first half with a slight decrease of **1.1%; Aperol** confirmed the positive trend and recorded a strong growth of **+12.0%** at constant exchange rates. The **Brazilian brands** (**-15.8%** at constant exchange rates) and **Cynar** (**-8.5%** at constant exchange rates) registered a decrease, a short term effect due to a tax change in Sao Paulo state; while **Glen Grant** ended up the first half almost in line with last year (**-0.6%** at constant exchange rates)

Regarding agency brands, **Jack Daniel's** performed well (**+6.5%** at constant exchange rates).

The **wines segment,** which contributed 13.9% of total sales, registered a **growth of 5.6%**, due to the combination of **organic growth of 6.2%** and a **negative exchange rate effect of 0.6%**. The segment's positive performance was driven by **Cinzano vermouth** (**+5.6%** at constant exchange rates) and by **Cinzano sparkling wines** (**+4.8%** at constant exchange rates). The still wines segment also benefited from the positive performance of **Sella & Mosca (+5.3%)**.

Sales of soft drinks (13.5% of total sales), which are generated almost entirely by the Italian market, recorded an **organic growth of 1.8%**, driven by Crodino (+6.5%), while the Lemonsoda range registered a decrease **(-1.6%)** due to poor weather condition in Q2.

Looking at results **by region**, sales on the **Italian market** (45.9% of total Group sales) recorded an **increase of 2.8%**, thanks to good organic growth. Sales in **Europe** (21.0% of consolidated sales) **grew by 4.8%**, driven by the **organic sales growth of 5.6%**, thanks to positive performances from key markets; the exchange rate effect was negative at 0.8%. In the Americas (28.2% of total sales), the **US market** registered an organic **growth of 1.3%**, a negative exchange rate effect **of 9.6%** and a negative perimeter effect **of 11.6%. In Brazil,** sales registered an organic **decrease of 11.7%**. The exchange rate effect was positive at 4.2%. Sales in the **rest of the world** (including duty free sales), which accounted for 4.8% of total sales, **grew by 14.9%** overall, driven by an **organic growth of 16.8%**.

* * *

CONFERENCE CALL

Please note that at **15.00 (CET) today, Friday 8 August 2008**, Campari's management will hold a conference call to present the Group's 2008 first half results to analysts, investors and media. To participate, please dial one of the following numbers:

- **from Italy: 800 785 163 (toll free number)**
- **from abroad: +39 02 6968 2741**

Access code: 711416

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at http://investors.camparigroup.com.

A **recording of the conference call** will be available from 22.00 (CET) on Friday 8 August until 22.00 (CET) on Friday 15 August 2008.
To hear it, please call **+44 20 713 69233** (access code: **99262438#**).

* * *

The Manager in charge of preparing Davide Campari-Milano S.p.A.'s financial reports, Paolo Marchesini, certifies - pursuant to article 154 bis, paragraph 2 of the Consolidated Law on Financial intermediation (Legislative Decree 58/1998) - that the accounting disclosures in this statement correspond to the accounting documents, ledgers and entries.

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

<u>Investor enquiries:</u>
Chiara Garavini
Tel.: +39 02 6225 330

Alex Balestra
Tel. : +39 02 6225 364
Email: investor.relations@campari.com

<u>Media enquiries:</u>
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Consolidated net revenues by segment

	1 January - 30 June 2008		1 January - 30 June 2007		Change
	€ million	%	€ million	%	%
Spirits	304.3	70.6%	318.7	72.3%	-4.5%
Wines	60.1	13.9%	56.9	12.9%	5.6%
Soft drinks	58.4	13.5%	57.4	13.0%	1.8%
Other revenues	8.4	1.9%	7.6	1.7%	11.0%
Total	**431.2**	**100.0%**	**440.6**	**100.0%**	**-2.1%**

Consolidated net revenues by geographic area

	1 January - 30 June 2008		1 January - 30 June 2007		Change
	€ million	%	€ million	%	%
Italy	198.1	45.9%	192.6	43.7%	2.8%
Europe	90.7	21.0%	86.5	19.6%	4.8%
Americas	121.6	28.2%	143.3	32.5%	-15.1%
Rest of the world and duty free	20.9	4.8%	18.2	4.1%	14.9%
Total	**431.2**	**100.0%**	**440.6**	**100.0%**	**-2.1%**

Consolidated income statement

	1 January - 30 June 2008		1 January 30 June 2007		Change
	€ million	%	€ million	%	%
Net sales [1]	**431.2**	**100.0%**	**440.6**	**100.0%**	**-2.1%**
Total cost of goods sold [2]	(193.6)	-44.9%	(201.1)	-45.7%	-3.7%
Gross margin after distribution costs	**237.6**	**55.1%**	**239.4**	**54.3%**	**-0.8%**
Advertising and promotion	(75.4)	-17.5%	(79.8)	-18.1%	-5.6%
Contribution after A&P	**162.2**	**37.6%**	**159.6**	**36.2%**	**1.6%**
SG&A [3]	(71.5)	-16.6%	(66.9)	-15.2%	6.9%
EBIT before one-off's	**90.8**	**21.1%**	**92.7**	**21.0%**	**-2.1%**
One off's	1.7	0.4%	(1.6)	-0.4%	-
Operating profit = EBIT	**92.5**	**21.4%**	**91.1**	**20.7%**	**1.5%**
Net financial income (expenses)	(8.2)	-1.9%	(8.5)	-1.9%	-3.8%
Income from associates	0.2	0.0%	0.1	0.0%	-
Put option costs	(0.7)	0.4%	0.0	0.0%	-
Pre-tax profit before taxes and minority interests	**83.7**	**19.4%**	**82.7**	**18.8%**	**1.3%**
Taxes	(23.7)	-5.5%	(25.7)	-5.8%	-7.5%
Net profit	**60.0**	**13.9%**	**57.0**	**12.9%**	**5.2%**
Minority interests	(0.1)	0.0%	(0.0)	0.0%	-
Group's net profit	**59.8**	**13.9%**	**56.9**	**12.9%**	**5.1%**
Depreciation and amortisation	(9.6)	-2.2%	(9.7)	-2.2%	-1.0%
EBITDA before one-off's	**100.4**	**23.3%**	**102.4**	**23.2%**	**-2.0%**
EBITDA	**102.0**	**23.7%**	**100.8**	**22.9%**	**1.2%**

(1) Net of discounts and excise duties.

(2) Includes cost of materials, production costs and distribution expenses.

(3) Includes G&A, other operating income/expenses and selling expenses.

GRUPPO CAMPARI

Consolidated balance sheet

	30 June 2008 € million	31 December 2007 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	159.1	155.4
Biological assets	16.6	15.9
Property	0.7	4.0
Goodwill and trademarks	861.6	812.2
Intangible assets	5.0	5.1
Interests in associates	0.5	0.6
Pre-paid taxes	15.4	15.9
Other non-current assets	8.1	10.0
Total non-current assets	**1.067.0**	**1,019.1**
Current assets		
Inventories	172.0	166.9
Trade receivables	266.2	280.0
Financial receivables	3.5	2.9
Cash and cash equivalents	110.3	199.8
Other receivables	32.3	37.1
Total current assets	**584.3**	**686.7**
Non-current assets for sale	12.7	2.5
Total assets	**1, 664.0**	**1,708.3**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	861.9	847.6
Group's shareholders' equity	890.9	876.6
Minority interests	2.1	1.9
Total shareholders' equity	**893.0**	**878.6**
Non-current liabilities		
Bonds	268.5	287.7
Other non-current financial payables	97.0	72.6
Staff severance funds	10.6	11.7
Risks funds	9.1	11.0
Deferred tax	64.9	60.7
Total non-current liabilities	**450.2**	**443.6**
Current liabilities		
Banks loan	86.4	114.4
Other financial payables	20.7	21.2
Trade payables	135.8	156.6
Payables for taxes	44.0	54.6
Other current liabilities	34.0	39.4
Total current liabilities	**320.8**	**386.1**
Total liabilities and shareholders' equity	**1, 664.0**	**1,708.3**

GRUPPO CAMPARI

Consolidated cash flow statement

	30 June 2008 € million	30 June 2007 € million
EBIT	92.5	91.1
Amortisation and depreciation	9.6	9.7
Other changes in non-cash items	(9.0)	(2.2)
Change in non financial assets and payables	(0.2)	0.9
Income taxes paid	(28.8)	(6.1)
Cash flow from operating activities before change in operating working capital	**64.0**	**93.4**
Net change in operating working capital	(14.7)	(14.3)
Cash flow from operating activities	**49.3**	**79.2**
Net interest paid	(7.5)	(8.4)
Cash flow from investing activities	**(12.7)**	**(6.8)**
Free cash flow	**29.1**	**64.0**
Acquisitions	(57.0)	(1.2)
Other changes	0.2	8.2
Dividends paid	(31.8)	(29.0)
Cash flow from other activities	**(88.7)**	**(22.0)**
Exchange rate differences and other movements	11.2	9.5
Net increase (decrease) in net financial position from activities	**(48.3)**	**(51.5)**
Net financial position from activities at start of period	**(288.1)**	**(379.5)**
Net financial position from activities at end of period	**(336.4)**	**(328.1)**
Future exercise for *put option* on Cabo Wabo minority stake	(18.4)	-
Net financial position	**(354.8)**	**(328.1)**



COMUNICATO STAMPA

RISULTATI DEL PRIMO SEMESTRE 2008

Vendite: € 431,2 milioni (-2,1%)

Crescita organica delle vendite: +3,0%

EBITDA prima di oneri e proventi non ricorrenti: € 100,4 milioni (-2,0%), pari al 23,3% delle vendite

EBIT prima di proventi e oneri non ricorrenti: € 90,8 milioni (-2,1%), pari al 21,1% delle vendite

Crescita organica EBIT prima di proventi e oneri non ricorrenti: +4,1%

Utile netto del Gruppo: € 59,8 milioni (+5,1%)

Bob Kunze-Concewitz, *Chief Executive Officer*: *"Nel primo semestre 2008 abbiamo conseguito risultati positivi, nonostante le condizioni sfavorevoli dei mercati, migliorando nel secondo trimestre l'andamento dei nostri principali brand e mercati. L'outlook per il 2008 rimane pertanto invariato."*

Milano, 8 agosto 2008 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Finanziaria Semestrale al 30 giugno 2008.

Risultati consolidati	1 gennaio - 30 giugno 2008 € milioni	1 gennaio - 30 giugno 2007 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	**431,2**	**440,6**	**-2,1%**	**0,3%**
Margine di contribuzione [1]	162,2	159,6	1,6%	4,4%
EBITDA prima di oneri e proventi non ricorrenti	100,4	102,4	-2,0%	1,0%
EBITDA	**102,0**	**100,8**	**1,2%**	**4,2%**
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	90,8	92,7	-2,1%	1,1%
Risultato operativo = EBIT	**92,5**	**91,1**	**1,5%**	**4,6%**
Utile prima delle imposte e degli interessi di minoranza	83,7	82,7	1,3%	4,2%
Utile netto del Gruppo	**59,8**	**56,9**	**5,1%**	**7,4%**

(1) Risultato della gestione corrente prima dei costi di struttura (spese generali e amministrative e costi di vendita)

RISULTATI CONSOLIDATI DEL PRIMO SEMESTRE 2008

Dal 2008 viene introdotto un nuovo formato di conto economico. Con riferimento alla voce costi di vendita e distribuzione, i costi di distribuzione nel nuovo formato vengono spostati alla voce costo del venduto, mentre i costi di vendita, ovvero i costi delle strutture commerciali e di marketing, *nel nuovo formato vengono riclassificati nella nuova voce costi di struttura insieme con le spese generali e amministrative.*

Nel primo semestre del 2008 le **vendite del Gruppo** sono state pari a **€ 431,2 milioni**, in **calo del 2,1%** (+0,3% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 3,0%** e da un **impatto negativo dei cambi del 2,5%**. **L'effetto perimetro, complessivamente negativo per il 2,7%**, è dovuto all'annunciata interruzione delle vendite di *tequila* 1800 sul mercato statunitense, in parte compensata dalla crescita esterna di Cabo Wabo, X-Rated (le cui vendite erano iniziate il 1 agosto 2007), Bowmore e Flor de Caña.

Il **margine di contribuzione**, ovvero il margine lordo dopo le spese per pubblicità e promozioni, si è attestato a € 162,2 milioni, evidenziando una **crescita del 1,6%** (+4,4% a cambi costanti) e un'incidenza sulle vendite pari al 37,6%. La variazione è attribuibile per il **5,3% alla crescita organica**, per il 0,8% alla negativa variazione di perimetro e per il 2,8% al negativo effetto cambio.

L'EBITDA prima di proventi e oneri non ricorrenti è stato di € 100,4 milioni in **calo del 2,0%** (+1,0% a cambi costanti) e con un'incidenza sulle vendite pari al 23,3%.

L'EBITDA è stato di € 102,0 milioni, in **crescita del 1,2%** (+4,2% a cambi costanti) e con un'incidenza sulle vendite pari al 23,7%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ricorrenti)** è stato di € 90,8 milioni, in **calo del 2,1%** (+1,1% a cambi costanti, mentre la crescita organica è stata pari al 4,1%.) e con un'incidenza sulle vendite pari al 21,1%.

Il **Risultato operativo (EBIT)** è stato di € 92,5 milioni, in **crescita del 1,5%** (+4,6% a cambi costanti), con una crescita organica del 7,7% e con un'incidenza sulle vendite pari al 21,4%.

L'utile prima delle imposte e degli interessi di minoranza è stato di € 83,7 milioni, in **crescita del 1,3%**.

L'utile netto del Gruppo è stato di € 59,8 milioni, in crescita del 5,1% (+7,4% a cambi costanti).

Al 30 giugno 2008, dopo il pagamento di dividendi agli azionisti (€ 31,8 milioni) e del 80% di Cabo Wabo (US$ 80,8 milioni, pari a € 57 milioni circa) l'**indebitamento finanziario netto** è pari a € 354,8 milioni (€ 288,1 milioni al 31 dicembre 2007). Tale valore include inoltre l'iscrizione di un debito di € 18,4 milioni, relativo al possibile futuro esercizio di *put option* da parte degli azionisti di minoranza di Cabo Wabo.

VENDITE CONSOLIDATE DEL PRIMO SEMESTRE DEL 2008

Il **segmento *spirit***, che rappresenta il 70,6% del fatturato, ha registrato una **variazione negativa delle vendite del 4,5%**, determinata da una **crescita organica del 2,2%**, da un **impatto negativo dei cambi del 3,1%** e da un **effetto perimetro negativo del 3,7%**.

Il *brand* **Campari** ha registrato una **crescita del 4,8%** a cambi costanti (4,3% a cambi effettivi). Le vendite di **SKYY** hanno registrato una **crescita del 8,5%** a cambi costanti (-4,4% a cambi effettivi). Con riferimento alle altre marche principali, **CampariSoda** ha chiuso il primo semestre in **calo del 1,1%**; **Aperol** conferma il *trend* molto positivo e registra una **crescita del 12,0%** a cambi costanti. Hanno registrato una contrazione **i *brand* brasiliani (-15,8%** a cambi costanti) e **Cynar (-8,5%** a cambi costanti), dovuta all'effetto temporaneo di una variazione della tassazione nello stato di Sao Paulo; mentre **Glen Grant** ha chiuso il semestre sostanzialmente in linea con lo scorso anno (**-0,6%** a cambi costanti). Relativamente ai *brand* in licenza, si segnala l'andamento positivo di **Jack Daniel's (+6,5%** a cambi costanti).

Il **segmento *wine***, pari al 13,9% del fatturato, ha registrato una **crescita del 5,6%**, determinata da una **crescita organica del 6,2%** e da un impatto negativo dei cambi del 0,6%. L'andamento decisamente positivo del segmento è stato trainato dai ***vermouth* Cinzano (+5,6%** a cambi costanti) e dagli **spumanti Cinzano (+4,8%** a cambi costanti). Il segmento *still wine* ha beneficiato anche dell'andamento positivo di **Sella&Mosca (+5,3%)**.

Le **vendite di *soft drink***, pari al 13,5% del fatturato e realizzate quasi interamente sul mercato italiano, hanno registrato una variazione positiva del 1,8%, determinata unicamente dalla crescita organica, trainata dall'andamento positivo di **Crodino (+6,5%)**, mentre la linea **Lemonsoda** ha registrato una contrazione **(-1,6%)**, dovuta alle sfavorevoli condizioni climatiche del secondo trimestre.

Relativamente alla **ripartizione geografica**, le vendite del primo trimestre del 2008 sul **mercato italiano**, pari al 45,9% delle vendite, hanno registrato una **crescita del 2,8%**, determinata dal positivo contributo della crescita organica. Le vendite in **Europa**, pari al 21,0% delle vendite consolidate, hanno segnato una **crescita del 4,8%**, determinata da una **crescita organica del 5,6%**, grazie al positivo andamento dei principali mercati; e da un effetto cambio negativo del 0,8%. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 28,2% del totale, il *business* organico del **mercato USA** ha registrato una **crescita del 1,3%**, un effetto cambi negativo **del 9,6%** e una variazione di perimetro negativa del **11,6%**. In **Brasile**, le vendite hanno registrato **a livello organico** una **variazione negativa del 11,7%** e un effetto cambi positivo del 4,2%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 4,8% del fatturato totale, è **cresciuta** complessivamente del **14,9%**, trainata da una **crescita organica del 16,8%**.

* * *

CONFERENCE CALL

Si informa che alle **ore 15:00 (CET) di oggi, venerdì 8 agosto 2008**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo semestre 2008. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 785 163 (numero verde)**
- **dall'estero: +39 02 6968 2741**

Codice di accesso: 711416

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo **http://investors.camparigroup.com**.

Una **registrazione della *conference call*** sarà disponibile a partire da venerdì, 8 agosto alle ore 22:00 (CET) fino a venerdì, 15 agosto 2008 alle ore 22:00 (CET), chiamando il **numero +44 20 713 69233** (codice di accesso: **99262438#**).

* * *

Il Dirigente Preposto alla redazione dei documenti contabili societari di Davide Campari-Milano S.p.A., Paolo Marchesini, attesta - ai sensi dell'articolo 154 bis, 2° comma, del Testo Unico della Finanza (D. Lgs. 58/1998) - che l'informativa contabile contenuta nel presente comunicato corrisponde alle risultanze documentali, ai libri e alle scritture contabili.

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, Cabo Wabo, CampariSoda, Glen Grant, Ouzo 12, Zedda Piras, X-Rated e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda, con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330

Alex Balestra
Tel.: +39 02 6225 364
Email: investor.relations@campari.com

Corporate Communications
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 giugno 2008		1 gennaio - 30 giugno 2007		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	304,3	70,6%	318,7	72,3%	-4,5%
Wine	60,1	13,9%	56,9	12,9%	5,6%
Soft drink	58,4	13,5%	57,4	13,0%	1,8%
Altri ricavi	8,4	1,9%	7,6	1,7%	11,0%
Totale	**431,2**	**100,0%**	**440,6**	**100,0%**	**-2,1%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 giugno 2008		1 gennaio - 30 giugno 2007		Variazione
	€ milioni	%	€ milioni	%	%
Italia	198,1	45,9%	192,6	43,7%	2,8%
Europa	90,7	21,0%	86,5	19,6%	4,8%
Americhe	121,6	28,2%	143,3	32,5%	-15,1%
Resto del mondo e *duty free*	20,9	4,8%	18,2	4,1%	14,9%
Totale	**431,2**	**100,0%**	**440,6**	**100,0%**	**-2,1%**

Conto economico consolidato

	1 gennaio - 30 giugno 2008		1 gennaio - 30 giugno 2007		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette (1)	**431,2**	**100,0%**	**440,6**	**100,0%**	**-2,1%**
Costo del venduto (2)	(193,6)	-44,9%	(201,1)	-45,7%	-3,7%
Margine lordo, dopo i costi di distribuzione	**237,6**	**55,1%**	**239,4**	**54,3%**	**-0,8%**
Pubblicità e promozioni	(75,4)	-17,5%	(79,8)	-18,1%	-5,6%
Margine di contribuzione	**162,2**	**37,6%**	**159,6**	**36,2%**	**1,6%**
Costi di struttura (3)	(71,5)	-16,6%	(66,9)	-15,2%	6,9%
Risultato della gestione corrente = EBIT prima di oneri e proventi non ricorrenti	**90,8**	**21,1%**	**92,7**	**21,0%**	**-2,1%**
Altri proventi (oneri) non ricorrenti	1,7	0,4%	(1,6)	-0,4%	-
Risultato operativo = EBIT	**92,5**	**21,4%**	**91,1**	**20,7%**	**1,5%**
Proventi (oneri) finanziari netti	(8,2)	-1,9%	(8,5)	-1,9%	-3,8%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,2	0,0%	0,1	0,0%	-
Oneri per *put option*	(0,7)	0,4%	0,0	0,0%	-
Utile prima delle imposte e degli interessi di minoranza	**83,7**	**19,4%**	**82,7**	**18,8%**	**1,3%**
Imposte	(23,7)	-5,5%	(25,7)	-5,8%	-7,5%
Utile netto	**60,0**	**13,9%**	**57,0**	**12,9%**	**5,2%**
Interessi di minoranza	(0,1)	-0,0%	(0,0)	0,0%	-
Utile del Gruppo	**59,8**	**13,9%**	**56,9**	**12,9%**	**5,1%**
Totale ammortamenti	(9,6)	-2,2%	(9,7)	-2,2%	-1,0%
EBITDA prima di oneri e proventi non ricorrenti	**100,4**	**23,3%**	**102,4**	**23,2%**	**-2,0%**
EBITDA	**102,0**	**23,7%**	**100,8**	**22,9%**	**1,2%**

(1) Al netto di sconti e accise.

(2) Include costi dei materiali, costi di produzione e costi di distribuzione.

(3) Include spese generali e amministrative e costi di vendita.

GRUPPO CAMPARI

Stato patrimoniale consolidato

	30 giugno 2008 € milioni	31 dicembre 2007 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	159,1	155,4
Attività biologiche	16,6	15,9
Investimenti immobiliari	0,7	4,0
Avviamento e marchi	861,6	812,2
Attività immateriali a vita definita	5,0	5,1
Partecipazioni in società collegate e *joint-venture*	0,5	0,6
Imposte anticipate	15,4	15,9
Altre attività non correnti	8,1	10,0
Totale attività non correnti	**1.067,0**	**1.019,1**
Attività correnti		
Rimanenze	172,0	166,9
Crediti commerciali	266,2	280,0
Crediti finanziari	3,5	2,9
Disponibilità liquide e mezzi equivalenti	110,3	199,8
Altri crediti	32,3	37,1
Totale attività correnti	**584,3**	**686,7**
Attività non correnti destinate alla vendita	12,7	2,5
Totale attività	**1.664,0**	**1.708,3**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	861,9	847,6
Patrimonio netto di pertinenza della Capogruppo	890,9	876,6
Patrimonio netto di pertinenza di terzi	2,1	1,9
Totale patrimonio netto	**893,0**	**878,6**
Passività non correnti		
Prestiti obbligazionari	268,5	287,7
Altre passività finanziarie non correnti	97,0	72,6
Trattamento di fine rapporto e altri fondi relativi al personale	10,6	11,7
Fondi per rischi e oneri futuri	9,1	11,0
Imposte differite	64,9	60,7
Totale passività non correnti	**450,2**	**443,6**
Passività correnti		
Debiti verso banche	86,4	114,4
Altri debiti finanziari	20,7	21,2
Debiti verso fornitori	135,8	156,6
Debiti per imposte	44,0	54,6
Altre passività correnti	34,0	39,4
Totale passività correnti	**320,8**	**386,1**
Totale passività e patrimonio netto	**1.664,0**	**1.708,3**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	30 giugno 2008 € milioni	30 giugno 2007 € milioni
Utile operativo	92,5	91,1
Ammortamenti	9,6	9,7
Variazioni che non determinano movimenti di cassa	(9,0)	(2,2)
Variazione di attività e passività non finanziarie	(0,2)	0,9
Imposte pagate	(28,8)	(6,1)
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**64,0**	**93,4**
Variazione capitale circolante netto operativo	(14,7)	(14,3)
Flusso di cassa generato dalle attività operative	**49,3**	**79,2**
Interessi netti pagati	(7,5)	(8,4)
Flusso di cassa assorbito da investimenti	**(12,7)**	**(6,8)**
Free cash flow	**29,1**	**64,0**
Acquisizioni	(57,0)	(1,2)
Altre variazioni	0,2	8,2
Dividendo pagato dalla Capogruppo	(31,8)	(29,0)
Flusso di cassa assorbito da altre attività	**(88,7)**	**(22,0)**
Altre differenze cambio e altre variazioni	11,2	9,5
Variazione delle posizione finanziaria relativa alle attività d'esercizio	**(48,3)**	**(51,5)**
Posizione finanziaria relativa alle attività d'esercizio, di inizio periodo	**(288,1)**	**(379,5)**
Posizione finanziaria relativa alle attività d'esercizio, di fine periodo	**(336,4)**	**(328,1)**
Debiti per esercizio futuro *put option* Cabo Wabo	(18,4)	-
Posizione finanziaria netta	**(354,8)**	**(328,1)**


GRUPPO
CAMPARI

Relazione finanziaria semestrale al 30 giugno 2008

Half-year report to 30 June 2008

HALF-YEAR REPORT

TO 30 JUNE 2008



CONTENTS

HIGHLIGHTS

	First half of 2008 € million	First half of 2007 € million	% change	% change at constant exchange rates
Net sales	**431.2**	**440.6**	**–2.1**	**0.3**
Contribution margin	162.2	159.6	1.6	4.4
EBITDA before one-offs	100.4	102.4	–2.0	1.0
EBITDA	**102.0**	**100.8**	**1.2**	**4.2**
EBIT before one-offs	90.8	92.7	–2.1	1.1
EBIT	**92.5**	**91.1**	**1.5**	**4.6**
EBIT margin (EBIT / net sales)	21.4%	20.7%		
Profit before tax	83.7	82.7	1.3	4.2
Group and minorities' net profit	60.0	57.0	5.2	7.5
Group net profit	**59.8**	**56.9**	**5.1**	**7.4**
Basic earnings per share (€)	0.21	0.20		
Diluted earnings per share (€)	0.20	0.20		
Free cash flow	29.1	64.0		
Acquisitions of companies and trademarks	(57.0)	(1.2)		
Average number of employees	1,616	1,590		

	30 June 2008 € million	31 December 2007 € million
Net debt	354.8	288.1
Group shareholders' and minorities' equity	893.2	878.6
Fixed assets	1,056.2	995.7

CORPORATE OFFICERS

BOARD OF DIRECTORS (1)

Luca Garavoglia
Chairman

Robert Kunze-Concewitz
Managing Director and Chief Executive Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Stefano Saccardi
Managing Director and Officer Legal Affairs and Business Development

Eugenio Barcellona
Director and member of the Remuneration and Appointments Committee

Enrico Corradi
Director, member of the Remuneration and Appointments Committee and member of the Audit Committee

Cesare Ferrero
Director and member of the Audit Committee

Marco P. Perelli-Cippo
Director and member of the Audit Committee

Renato Ruggiero
Director and member of the Remuneration and Appointments Committee

BOARD OF STATUTORY AUDITORS (2)

Antonio Ortolani
Chairman

Alberto Lazzarini
Statutory Auditor

Giuseppe Pajardi
Statutory Auditor

Alberto Giarrizzo Garofalo
Deputy Auditor

GianPaolo Porcu
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS (3)

Reconta Ernst & Young S.p.A.

(1) The nine-member Board of Directors was appointed by the ordinary shareholders' meeting of 24 April 2007 and will serve for the three-year period 2007 - 2009.
Luca Garavoglia was confirmed as Chairman and granted powers in accordance with the law and the company's articles of association.
The shareholders' meeting of 29 April 2008 ratified the appointment of Robert Kunze-Concewitz as Director on 8 May 2007.
At the same meeting on 8 May 2007, the Board of Directors vested Managing Directors Paolo Marchesini and Stefano Saccardi with the following powers for three years until approval of the 2009 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within the value or time limits deemed to fall outside ordinary activities.

On 14 May 2008 the Board of Directors confirmed Robert Kunze-Concewitz in the post of Managing Director with the same powers as those granted on 23 July 2007 and those granted to Paolo Marchesini and Stefano Saccardi.

(2) The Board of Statutory Auditors was appointed by the shareholders' meeting of 24 April 2007 and will remain in office until the approval of the 2009 accounts.

(3) Appointed by the shareholders' meeting of 24 April 2007, which confirmed that Reconta Ernst & Young S.p.A. would audit the 2007, 2008 and 2009 accounts.

SIGNIFICANT EVENTS IN THE PERIOD

Termination of the distribution agreement for 1800 tequila and Gran Centenario

As previously announced, distribution by the Campari Group under licence of 1800 tequila and Gran Centenario in the US ended on 31 December 2007.

In future, distribution will be managed by the brands' owner, José Cuervo, via a wholly-owned subsidiary.

Acquisition of Cabo Wabo

In accordance with the agreement signed in May 2007, the acquisition of Cabo Wabo was completed on 2 January 2008.

The acquisition cost was US$ 80.8 million, equivalent to 11.9 times 2007 EBITDA (€ 57.0 million including legal and other expenses).

The Group will have the opportunity to acquire the remaining 20% of Cabo Wabo in two tranches of 15% and 5% through call / put options that can be exercised in 2012 and 2015 respectively.

Cabo Wabo, an important ultra premium tequila brand with a reputation for extremely high quality, has won several awards.

The product range includes Cabo Wabo Añejo, Cabo Wabo Blanco, Cabo Wabo Reposado and the ultra luxury brand, Cabo Uno, which is barrel-aged for three years.

With sales of around 70,000 nine-litre cases, primarily in the US, Cabo Wabo is one of the fastest-growing brands on the US spirits market.

Distribution of Morrison Bowmore Scotch whiskies and Flor de Caña rum in the US

After signing two new distribution agreements, on 1 January 2008 Skyy Spirits, LLC became the sole importer and distributor for the US market of the Scotch whiskies produced by Morrison Bowmore Distilleries (a subsidiary of Japanese group Suntory) and Flor de Caña rum, a brand owned by Compañia Licorera de Nicaragua and the biggest selling rum in Central America.

The Morrison Bowmore agreement relates to the single malt brands Bowmore (Islay), Auchentoshan (Lowland) and Glen Garioch (Highland), while the agreement with Compañia Licorera de Nicaragua covers the full range of Flor de Caña rums, including the Slow-Aged Collection and Centenario Collection.

The addition of these super premium brands further strengthens the spirits portfolio of Skyy Spirits, LLC in rum and Scotch whiskies, two key segments of the US market.

Rum is the second-biggest selling spirit in the US after vodka, and sales of the drink are growing strongly.

Sale of a building in Cinisello Balsamo

On 27 February 2008, Davide Campari-Milano S.p.A. completed the sale of an industrial building, used as a warehouse for finished products, in Cinisello Balsamo (province of Milan).

With the closure of the factory in Sesto San Giovanni and the transfer of production to Novi Ligure, the Cinisello Balsamo warehouse, near the old factory, was no longer needed.

The building was therefore sold for €6.7 million, producing a capital gain of €6.1 million, which was recorded in the 2007 annual accounts.

Launch of SKYY Infusions

On 10 March 2008, Skyy Spirits, LLC announced the launch of SKYY Infusions, a new range of highly innovative products in the flavoured vodka category.

SKYY Infusions is an all-natural product made from SKYY vodka and fruit essences, blended using an exclusive patented infusion process.

There are five flavours in the range: lemon, raspberry, cherry, passion fruit and grape.

Prior to the launch, the product underwent quality testing at the Beverage Testing Institute (BTI) in Chicago, and each of the five flavours outperformed all of the other flavoured vodkas in the same category.

The presentation of the product took place in March and distribution began in April.

The SKYY Infusions range is packaged using the new bottle designed for SKYY Vodka: a taller, sleeker bottle, but still in the characteristic cobalt blue colour.

New distribution agreement in Spain

On 1 April 2008, responsibility for the distribution of the Campari Group's core products in Spain was given to Zadibe, part of the Diego Zamora group, a leading international producer and distributor of wines and spirits.

This date also marked the end of the agreement with the previous distributor, Summa S.L., a joint venture set up with the Gonzalez Byass group.

The Group subsequently formalised the sale of its 30% of Summa S.L. to Gonzalez Byass on 14 April 2008.

Winding-up of Campari Teoranta

On 2 April 2008 the Group launched procedures for the winding-up of Campari Teoranta, a Dublin-based holding and services company.

Ordinary shareholders' meeting of the Parent Company

On 29 April 2008 the shareholders' meeting of Davide Campari-Milano S.p.A. approved the accounts for the year ending 31 December 2007 and agreed the payment of a dividend of €0.11 per share (excluding own shares), an increase of 10% compared with last year.

The meeting also voted to authorise the Board of Directors to purchase and/or sell own shares, mainly for the purpose of servicing the stock option plans.

Launch of illyquore

On 10 June 2008, the launch was announced of illyquore, a new coffee liqueur produced in conjunction with coffee company illycaffè.

The new liqueur is based on an innovative recipe, made using illy's 100% arabica coffee and without any artificial flavours or colouring.

It will be distributed by the Campari Group in Italy from July 2008, and in other countries from the beginning of 2009.

SALES PERFORMANCE

Overall performance

Sales in the first half of 2008 totalled €431.2 million, representing organic growth of 3.0% versus the same period of last year on a same-structure basis and at constant exchange rates.

However, taking into account the negative impact of the external growth component (–2.7%) and of unfavourable exchange rate movements (–2.5%), first-half sales were down by 2.1% overall.

	€ million	% change vs. first half 2007
Net sales in the first half of 2008	431.2	
Net sales in the first half of 2007	440.6	
Total change	**–9.4**	**–2.1%**
of which:		
Organic growth	13.2	3.0%
External growth	–11.7	–2.7%
Exchange rate effect	–10.8	–2.5%
Total change	**–9.4**	**–2.1%**

In light of the difficult macroeconomic environment and adverse weather in the spring, organic sales growth in the first half of 2008 was more than satisfactory (3.0%), especially in view of the fact that organic growth was 10.7% in the first half of 2007.

In Italy, Europe and the US, i.e. the markets that represent around 90% of Group sales, the first half of 2008 saw expectations of a slowdown in consumption confirmed.

Furthermore, poor weather in the second quarter not only impacted on soft drink sales, but was also a factor in reducing on-premise consumption of aperitifs and spirits in general.

The markets most affected were those in which consumption at outdoor venues is usually particularly high in April - June, such as Germany and Italy.

The first-half sales trend for almost all the Group's main own brands was positive, with growth of 8% for Aperol and SKYY Vodka and of around 5% for Campari, Crodino and Cinzano.

External growth showed a negative balance of €11.7 million in the first half of 2008, an improvement of 2.7% compared with the same period last year.

The termination of the distribution agreement for 1800 tequila in the US, which reduced sales by €27.5 million, was only partly offset by the positive contribution of €13.4 million from brands relating to the new acquisitions Cabo Wabo and X-Rated, and the €2.3 million resulting from new distribution agreements for Morrison Bowmore and Flor de Caña.

Sales - first half of 2008: breakdown of external growth	€ million
X-Rated brands	5.5
Cabo Wabo	7.9
Sub-total: Group brands	**13.4**
Termination of distribution of 1800 tequila in the US	–27.5
Third-party brands (Morrison Bowmore and Flor de Caña in the US)	2.3
Sub-total: third-party brands	**–25.1**
Total external growth	**–11.7**

Exchange rate movements also had a negative impact (–2.5%) on first-half sales, after the Euro gained 13.2% against the US dollar compared to the same period of 2007.

Conversely, the Brazilian real and Swiss franc rose by 4.8% and 1.6% respectively against the Euro, compared with the first half of 2007.

The table below shows the average exchange rates for the currencies of greatest importance to the Group in the two periods under review.

Average exchange rates in the first half	2008	2007	% change
US$ x 1 €	1.531	1.329	
€ x 1 US$	0.653	0.752	–13.2%
BRL x 1 €	2.595	2.719	
€ 1 BRL	0.385	0.368	4.8%
CHF x 1 €	1.606	1.632	
€ x 1 CHF	0.623	0.613	1.6%
GBP x 1 €	0.775	0.675	
€ x 1000 GBP	1.290	1.482	–13.0%
CNY x 1€	10.801	10.259	
€ x 1000 CNY	0.093	0.097	–5.0%
ARS x 1 €	4.802	4.107	
€ x 1000 ARS	0.208	0.243	–14.5%

Sales by region

Sales in the first half of 2008 were positive in Italy, the rest of Europe and the rest of the world, but suffered a significant decline in the Americas, although this was entirely due to the negative contribution from external growth and the substantial impact of unfavourable exchange rate movements.

The first table below shows the breakdown and growth of sales by region, while the second breaks down the overall change in each region by organic growth, external growth and the effect of exchange rate movements.

	First half of 2008		First half of 2007		% change
	€ million	%	€ million	%	2008/2007
Italy	198.1	45.9%	192.6	43.7%	2.8%
Europe	90.7	21.0%	86.5	19.6%	4.8%
Americas	121.6	28.2%	143.3	32.5%	–15.1%
Rest of the world and duty free	20.9	4.8%	18.2	4.1%	14.9%
Total	**431.2**	**100.0%**	**440.6**	**100.0%**	**–2.1%**

Breakdown of % change	% change Total	organic growth	external growth	exchange rate effect
Italy	2.8%	2.8%	0.0%	0.0%
Europe	4.8%	5.6%	0.0%	–0.8%
Americas	–15.1%	–0.1%	–8.3%	–6.7%
Rest of the world and duty free	14.9%	16.8%	1.1%	–3.0%
Total	**–2.1%**	**3.0%**	**–2.7%**	**–2.5%**

First-half sales in **Italy** increased by 2.8% versus the same period of 2007 to €198.1 million, equivalent to 45.9% of total Group sales.

Among the main brands, Campari, Aperol and Crodino posted good performances; wine sales were flat overall compared to the first half of 2007, while sales of soft drinks and mineral waters were adversely affected by the poor weather conditions.

Sales in **Europe** were €90.7 million.

Overall growth was 4.8%, comprising organic growth of 5.6% and a negative exchange rate effect of 0.8%.

The trend was positive for all the main countries in the region, with the important exception of Germany: sales on the German market were impacted by bad weather and the effects (as expected) of price rises for the Campari brand, implemented in July last year.

Switzerland, Russia, France, Belgium, Austria and Greece all posted good growth rates.

In the **Americas**, first-half sales totalled €121.6 million.

This figure was 15.1% lower than in the first half of 2007, owing to negative external growth (–8.3%) and exchange rate effects (–6.7%); stripping out these factors, sales were broadly flat (–0.1%) after recovering strongly in the second quarter following a decline in the first three months of the year.

The two tables below provide further detail on sales in this region, with separate figures for the US, Brazil and other countries.

	First half of 2008		First half of 2007		% change
	€ million	%	€ million	%	2008/2007
US	85.1	70.0%	106.2	74.1%	–19.9%
Brazil	28.7	23.6%	31.1	21.7%	–7.5%
Other countries	7.8	6.4%	6.0	4.2%	29.4%
Total	**121.6**	**100.0%**	**143.3**	**100.0%**	**–15.1%**

Breakdown of % change	% change Total	organic growth	external growth	exchange rate effect
US	–19.9%	1.3%	–11.6%	–9.6%
Brazil	–7.5%	–11.7%	0.0%	4.2%
Other countries	29.4%	34.3%	7.0%	–11.9%
Total	**–15.1%**	**–0.1%**	**–8.3%**	**–6.7%**

In the **US**, which represents 70% of sales in the Americas, organic growth was 1.3%, after a strong second-quarter performance offset a negative first quarter (–7.0%); the significant improvement was mainly due to the successful launch of SKYY Infusions (replacing the SKYY Flavors range) in April.

US sales were down by 19.9% overall, due to a negative exchange rate effect (–9.6%) and the fall in external growth (–11.6%), which had been expected.

The termination of distribution of 1800 tequila was only partly offset by sales of new Group brands (X-Rated and Cabo Wabo) and of third-party brands distributed from the beginning of the year (Morrison Bowmore and Flor de Caña).

In **Brazil**, first-half sales were down year-on-year by 7.5% at actual exchange rates and 11.7% at constant exchange rates.

While Campari and the Old Eight and Drury's whisky brands did well, Dreher's performance suffered as a result of an increase in value added tax (ICMS) in the state of São Paulo, where most of its sales are recorded.

The contraction in Dreher volumes should be temporary given the strength of this brand, which had previously recorded uninterrupted growth in consumption and market share.

Sales in the **other countries in the Americas** were extremely positive, posting organic growth of 34.3%, attributable mainly to Argentina, Canada and Mexico.

In the **rest of the world and duty free** segment, sales grew by 14.9% (+16.8% at constant exchange rates and on a same-structure basis), partly thanks to a good performance from the duty free channel.

The first-half trend was positive in the segment's two biggest markets, Australia and Japan, as well as in China, where the Group established its own sales operation in 2007.

Sales by business area

By business area, first-half sales were negative for spirits (–4.5%) because of negative external growth and exchange rate effects, but positive for wines and soft drinks, which posted growth of 5.6% and 1.8% respectively.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	First half of 2008		First half of 2007		% change
	€ million	%	€ million	%	2008/2007
Spirits	304.3	70.6%	318.7	72.3%	–4.5%
Wines	60.1	13.9%	56.9	12.9%	5.6%
Soft drinks	58.4	13.5%	57.4	13.0%	1.8%
Other sales	8.4	1.9%	7.6	1.7%	11.0%
Total	**431.2**	**100.0%**	**440.6**	**100.0%**	**–2.1%**

Breakdown of % change	% change Total	organic growth	external growth	exchange rate effect
Spirits	–4.5%	2.2%	–3.7%	–3.1%
Wines	5.6%	6.2%	0.0%	–0.6%
Soft drinks	1.8%	1.8%	0.0%	0.0%
Other sales	11.0%	19.3%	0.0%	–8.3%
Total	**–2.1%**	**3.0%**	**–2.7%**	**–2.5%**

Spirits

Sales of spirits in the first half of 2008 totalled €304.3 million, representing organic growth of 2.2% at constant exchange rates and on a same-structure basis.

However, taking into account negative external growth (–3.7%) and exchange rate movements (–3.1%), sales for this segment – the Group's main business area – were down 4.5%.

Regarding the main brands, sales of **Campari** increased by 4.8% at constant exchange rates (+4.3% at actual exchange rates), a more than satisfactory result overall given the tough comparison with the first half of last year when the brand recorded organic growth of 10.6%.

A positive sales performance was achieved in Italy, Brazil, the main European markets and Japan; the general growth trend helped make up much of the ground lost in Germany following price rises implemented in the second half of 2007, which continued to make themselves felt in the first half of 2008.

The **SKYY** brand (SKYY Vodka and the flavoured range) posted sales up 8.5% at constant exchange rates (–4.4% at actual exchange rates).

Organic growth was boosted by the success of the new SKYY Infusions range in the US, and the solid double-digit sales growth of the core SKYY Vodka brand in the main European markets.

However, sales of SKYY Vodka to US distributors were flat year-on-year, as expected, following a sharp rise in orders in the first half of 2007 ahead of a substantial price increase.

Sales of **CampariSoda**, which are almost entirely concentrated on the Italian market, fell by 1.1% in the first half of the year.

Aperol again did very well, with sales up 12.0%, driven by an excellent performance in Italy and strong growth in other European markets, especially Germany and Austria.

For **Aperol Soda**, meanwhile, sales were down 5.7% year-on-year, partly because of a change in the scheduling of promotional activities.

Sales of the **Brazilian brands** fell by 15.8% in local currency and 11.8% at actual exchange rates.

Old Eight and Drury's whiskies posted steady growth, but sales of Dreher aguardiente were hard hit by the rise in value added tax (ICMS) in the state of São Paulo, where most sales are recorded.

Sales of the Scotch whiskies **Glen Grant and Old Smuggler** grew by a total of 8.4% at constant exchange rates and 4.0% at actual exchange rates.

Glen Grant sales were broadly in line with the first half of 2007, despite the weakness in the key Italian market, where whisky sales are declining; however, the brand increased its market share in Italy.

Old Smuggler did extremely well, driven by an excellent result in Argentina (where the Group has managed the brand directly since last year) and good growth rates in other international markets.

Ouzo 12 sales were up 8.6% at constant exchange rates (7.6% at actual exchange rates), a combination of faster growth in Germany, now the main market for this brand, and slower growth in Greece, its second-biggest market.

First-half sales of **Cynar** fell by 8.5% at constant exchange rates and 7.8% at actual exchange rates: a good performance in Italy was insufficient to offset the sharp fall in sales in Brazil, where the brand (like Dreher) suffered the impact of a VAT (ICMS) rise in the state of São Paulo, where most sales are recorded.

As regards the main **third-party brands**, in the first half of the year:

- sales of Jack Daniel's and Jägermeister were up by 6.5% and 2.0% respectively (both brands are distributed in Italy);
- Scotch whisky sales fell by 0.9% (–12.1% at actual exchange rates), with the decline largely attributable to Cutty Sark in the US, although sales picked up in the second quarter;
- there was an increase of 3.2% for the C&C brands (–9.4% at actual exchange rates) and a decline of 19.5% for the Suntory brands (–29.1% at actual exchange rates), which, in both cases, are mainly distributed in the US.

Noteworthy among the other third-party brands was the steady advance in distribution and sales of Russian Standard vodka in Switzerland, Italy and especially Germany, where the brand continued to post double-digit growth.

Wines

Sales of wines in the first half of 2008 totalled €60.1 million, an increase of 5.6% compared with the same period of last year.

Organic growth was 6.2%, with all the main brands performing well, and this was offset by a negative exchange rate effect of 0.6% (external growth had no effect on this segment in the period).

Sales of **Cinzano vermouth** were up 5.6% at constant exchange rates (+4.2% at actual exchange rates), with a positive performance in nearly all the European main markets (the exception was Russia, where orders were down despite buoyant consumption figures) and in the duty free channel.

Cinzano sparkling wines also posted steady growth (+4.8% at constant exchange rates; +4.4% at actual exchange rates), despite the weakness of the two main markets, Germany and Italy.

The German market in particular was affected by external factors, such as the adverse weather conditions, while in Italy, lacklustre sales were not a particular concern since sparkling wine sales are traditionally much lower in the first half of the year.

In the main wine category, the first half of 2008 saw good performances from **Sella & Mosca** (+5.3%) and **Teruzzi & Puthod** (+22.9%), although sales of **Cantina Serafino** wines declined (–4.7%).

Turning to the Group's other wine brands, **Mondoro** sparkling wines posted an increase of 37.4% thanks to a good performance on the Russian market, while overall sales of **Riccadonna** sparkling wines were up by 6.1% (5.0% at actual exchange rates), helped by double-digit growth in Australia and Italy.

Soft drinks

In the first half of 2008 sales of soft drinks totalled €58.4 million, a 1.8% advance on the same period of 2007.

Sales of Crodino and the traditional soft drinks showed diverging trends.

Crodino continued to post positive performances in Italy, its main market, with solid growth (+6.5%) boosted by an increased market share.

Sales of **Lemonsoda, Oransoda and Pelmosoda** and **Crodo** brand soft drinks and **mineral waters**, on the other hand, fell by 5.6% overall after bad weather affected the second-quarter results.

However, for Lemonsoda, Oransoda and Pelmosoda, the decline was just 1.6% compared to the same period of last year.

Other sales

In the first half of 2008, other sales, which include sales of raw materials, semi-finished and finished goods to third parties, grew by 11.0% to €8.4 million.

Growth for this segment was 19.3% at constant exchange rates, but the depreciation of sterling had a negative impact of 8.3%.

The largest proportion of the other sales segment relates to the sale of malt distillate produced and sold by Glen Grant Distillery Company Ltd. to the Pernod Ricard Group, under agreements signed when Glen Grant was acquired.

There was also an increase in the sale of finished products to third parties during the period.

CONSOLIDATED INCOME STATEMENT

New format

In 2008 the Group introduced a new format for its consolidated income statement.

The differences in the new format relate to the aggregation of cost categories and the introduction of a new item, the contribution margin.

This revised presentation corresponds to the new income statement format introduced internally for planning and control purposes.

Under the new presentation, distribution costs are now included in cost of goods sold, in order to show the cost of the product at the point of sale.

Consequently, gross profit is shown after distribution costs and trading profit is replaced by the contribution margin, which is shown before structure costs.

In addition, starting with this report for the six months ending 30 June 2008, in the presentation of results by business area, reference will be made to the total contribution margin (in euro) rather than trading profit.

This means that costs relating to sales operations are no longer allocated to products or business areas, since such allocations have become increasingly arbitrary given the gradual shift from indirect, commission-based sales structures to direct, salary-based ones.

To provide a like-for-like comparison with the results for the first half of 2008, the figures for the same period of 2007 have been reclassified in the new format.

For further clarification, last year's first-half figures are shown in the old and new formats in the table below.

Reclassified income statement for the first half of 2007

	Income statement at 30 June 2007		
Previous format	€ million	€ million	New format
Net sales	**440.6**	**440.6**	**Net sales**
Cost of goods sold	(185.0)		
		(201.1)	Cost of goods sold after distribution costs
Gross profit	**255.6**		
		239.4	**Gross profit after distribution costs**
Advertising and promotional costs	(79.8)	(79.8)	Advertising and promotional costs
Sales and distribution costs	(52.1)		
		159.6	**Contribution margin**
Trading profit	**123.7**		
General and administrative expenses	(31.0)		
		(66.9)	Structure costs
EBIT before one-offs	**92.7**	**92.7**	**EBIT before one-offs**
One-offs: income and charges	(1.6)	(1.6)	One-offs: income and charges
EBIT	**91.1**	**91.1**	**EBIT**

Comments on changes:

- the item "sales and distribution costs" is no longer shown under the new format, since:
  - distribution costs, which are mostly variable, are now included in the "cost of goods sold", together with the previous components (materials and manufacturing costs);
  - sales costs (i.e. the costs relating to sales and marketing operations) are now included, together with general and administrative costs, in the new item "structure costs";
- the figure for the cost of goods sold is higher in the new format as it includes distribution costs;
- the gross profit figure is lower, since it is now shown after distribution costs;

- trading profit, shown in the previous format, has been replaced by the contribution margin;
- the figure for the contribution margin is higher than that for trading profit as it no longer includes sales costs (i.e. the costs related to sales and marketing structures);
- the item "structure costs", introduced in the new format, includes sales and distribution costs, as well as general and administrative expenses.

As the table below shows, EBIT before one-offs and EBIT remain unchanged, as do all subsequent income statement items. They are therefore fully comparable with results for previous years.

Similar reclassifications appear at the end of this report, showing the previous and new formats for the income statements relating to:

- 2007 (full-year)
- 2007 (full-year), with reference to the individual business areas.

Income statement for the first half of 2008, shown in the new format

The Campari Group's results for the first half of 2008 were significantly impacted by unfavourable exchange rate movements (sharp fall in value of the US dollar) and negative external growth (termination of distribution of 1800 tequila in the United States).

The percentage increases or decreases versus last year, shown in the table below, are overall changes that include the negative impact of these factors.

	First half of 2008		First half of 2007		%
	€ million	%	€ million	%	change
Net sales	**431.2**	**100.0**	**440.6**	**100.0**	**-2.1**
Cost of goods sold, after distribution costs	(193.6)	-44.9	(201.1)	-45.7	-3.7
Gross profit, after distribution costs	**237.6**	**55.1**	**239.4**	**54.3**	**-0.8**
Advertising and promotional costs	(75.4)	-17.5	(79.8)	-18.1	-5.6
Contribution margin	**162.2**	**37.6**	**159.6**	**36.2**	**1.6**
Structure costs	(71.5)	-16.6	(66.9)	-15.2	6.9
EBIT before one-offs	**90.8**	**21.1**	**92.7**	**21.0**	**-2.1**
One-offs: income and charges	1.7	0.4	(1.6)	-0.4	
EBIT	**92.5**	**21.4**	**91.1**	**20.7**	**1.5**
Net financial income (charges)	(8.2)	-1.9	(8.5)	-1.9	-3.8
Profit (loss) of companies valued at equity	0.2	0.0	0.1	0.0	61.7
Charges for put option	(0.7)	0.4	–	0.0	0.0
Profit before tax and minority interests	**83.7**	**19.4**	**82.7**	**18.8**	**1.3**
Tax	(23.7)	-5.5	(25.7)	-5.8	-7.5
Net profit	**60.0**	**13.9**	**57.0**	**12.9**	**5.2**
Minority interests	(0.1)	0.0	(0.0)	0.0	0.0
Group net profit	**59.8**	**13.9**	**56.9**	**12.9**	**5.1**
Depreciation	(8.3)	-1.9	(8.8)	-2.0	-5.1
Amortisation	(1.3)	-0.3	(0.9)	-0.2	36.5
Depreciation and amortisation	(9.6)	-2.2	(9.7)	-2.2	-1.0
EBITDA before one-offs	**100.4**	**23.3**	**102.4**	**23.2**	**-2.0**
EBITDA	**102.0**	**23.7**	**100.8**	**22.9**	**1.2**

Net sales for the first six months of 2008 totalled €431.2 million.

Organic growth of 3.0% was more than offset by negative external growth (–2.7%) and exchange rate movements (–2.5%), resulting in a 2.1% decline.

For more details on these effects and on sales by region and business area, please refer to the sales performance section above.

Cost of goods sold after distribution costs stood at 44.9% of sales, 0.8 percentage points lower than in the same period last year (45.7%).

In terms of the various cost categories making up the cost of goods sold in the first half of 2008, there was an improvement in manufacturing costs thanks to savings made following the closure of the Sulmona plant; however, raw material and transport costs rose, as expected, because of high oil prices.

Moreover, the improvement in the cost of goods sold as a proportion of sales can be fully attributed to the termination of distribution of 1800 tequila in the US and the positive effect this had on the sales mix; stripping out this factor, the cost of goods sold as a proportion of sales was slightly higher (+0.1 percentage points) than in the same period of last year.

Gross profit after distribution costs was €237.6 million, a smaller decline (–0.8%) than at the sales level (2.1%).

This item represented a slightly higher proportion of sales at 55.1% (+0.8 percentage points) than in the first half of 2007.

Advertising and promotional costs stood at 17.5% of sales, a fall of 0.6 percentage points on the 18.1% figure posted in the first half of 2007.

This improvement was mainly due (0.4 percentage points) to a scheduling change, and to a lesser extent, to the termination of distribution of 1800 Tequila, which previously accounted for a large proportion of advertising and promotional spending.

The **contribution margin** for the first half of 2008 came to €162.2 million, corresponding to an overall advance of 1.6% on the same period of last year, attributable to:

- organic growth of 5.3%;
- external growth of –0.8%;
- an exchange rate effect of –2.8%.

As regards the external growth component, the negative impact was more marked on sales (–2.7%) than on the contribution margin (–0.8%), as the new Group brands Cabo Wabo and X-Rated are more profitable than 1800 Tequila.

Structure costs, a new item reported following the reclassification of certain income statement items, which includes sales and distribution costs in addition to general and administrative expenses, increased by 6.9% in the first half of 2008 (and from 15.2% to 16.6% as a proportion of sales).

This increase in structure costs is mainly attributable to sales costs and general expenses for the new subsidiaries in China, Argentina and Austria, which were established in 2007 and will be fully operational from 2008.

Stripping out this effect, structure costs increased by 5.6% in the first half of 2008.

EBIT before one-offs was €90.8 million, a decrease of 2.1% versus the first half of 2007, as organic growth of 4.1% was more than offset by negative exchange rate movements and external growth.

One-offs showed a positive balance of €1.7 million, resulting from a capital gain from the sale of a building in Cinisello Balsamo for €6.1 million, which was partly offset by extraordinary personnel expenses (€2.4 million) and costs relating to the early termination of distribution agreements (€1.5 million).

In the same period last year this item showed a negative balance of €1.6 million, so the year-on-year improvement in the first half of 2008 was €3.3 million.

EBIT was up 1.5% in the first half of 2008 to €92.5 million, while the EBIT margin improved from 20.7% to 21.4%; stripping out negative exchange rate movements and external growth, however, organic growth for the period was 7.7%.

Depreciation and amortisation charges totalled €9.6 million in the period, broadly unchanged from the first half of 2007 (€9.7 million).

As a result, EBITDA grew at a similar rate to EBIT. **EBITDA before one-offs** decreased by 2.0% (+1.0% at constant exchange rates) to €100.4 million, while **EBITDA** was up 1.2% (+4.2% at constant exchange rates) to €102.0 million.

Net financial charges stood at €8.2 million, slightly below the €8.5 million recorded in the same period last year, owing to the substantial depreciation of the US dollar, which had a positive impact on the amount of interest paid in that currency.

The Group's portion of **profits or losses of companies valued at equity** showed a positive balance of €0.2 million, up from €0.1 million in the same period last year.

The companies accounted for by the equity method are trading joint ventures that distribute products made by the Group and its partners in Belgium and the Netherlands.

The item **charges for put option** (€0.7 million) on the income statement for the six months to 30 June 2008 relates to the acquisition of Cabo Wabo and the 20% of the company held by minorities.

In view of the put option on the minority holdings, which can be exercised in 2012 and 2015, Cabo Wabo has been booked at 100%, while the liability relating to the possible future purchase of the remaining 20% has been recorded on the balance sheet.

As a result, the portion of profit pertaining to the owners of the remaining 20% of Cabo Wabo is not included in minority interests, but is booked under Group liabilities.

Profit before tax and minority interests grew by 1.3% (+4.2% at constant exchange rates) compared with the first half of 2007, to €83.7 million.

Tax (deferred and current) totalled €23.7 million, versus €25.7 million in the first half of 2007.

The reduction is mainly due to the cut in tax rates implemented in Italy in 2008 to help the corporate sector.

Net profit before minority interests was €60.0 million, up 5.2% on the previous year (+7.5% at constant exchange rates).

As **minority interests** for the period came to a marginal €0.1 million, **Group net profit** was €59.8 million in the first half of 2008, up 5.1% year-on-year (+7.4% at constant exchange rates).

The net profit margin increased by one percentage point from 12.9% in the first half of 2007 to 13.9%.

PROFITABILITY BY BUSINESS AREA

IAS 14 states that financial information should be provided in relation to both business area and region, and that companies must determine which of these is the primary reportable segment, and therefore subject to greater disclosure.

The Campari Group's primary reportable segment is business area; its results are therefore broken down into spirits, wines, soft drinks and other sales, and a results summary is provided for these four business areas.

As mentioned in the introduction to the previous section on the income statement, starting with this report for the six months ending 30 June 2008, reference will be made to the contribution margin rather than trading profit.

To provide a like-for-like comparison with 2008 results, the figures for the first half of 2007 have been reclassified using the new format; in addition, the reclassified figures by business area are presented side by side in the old and new formats in the table below, followed by comments on any differences.

First half of 2007: profitability by business area (reclassified)

	Total, Group – first half of 2007		
previous format	€ million	€ million	new format
Net sales	**440.6**	**440.6**	**Net sales**
Gross profit	255.6		
		239.4	Gross profit after distribution costs
		159.6	Contribution margin
Trading profit	123.7		

	spirits – first half of 2007		
previous format	€ million	€ million	new format
Net sales	**318.7**	**318.7**	**Net sales**
Gross profit	196.5		
		187.5	Gross profit after distribution costs
		123.4	Contribution margin
Trading profit	97.7		

	wine – first half of 2007		
previous format	€ million	€ million	new format
Net sales	**56.9**	**56.9**	**Net sales**
Gross profit	25.4		
		23.1	Gross profit after distribution costs
		12.3	Contribution margin
Trading profit	5.9		

	soft drink – first half of 2007		
previous format	€ million	€ million	new format
Net sales	**57.4**	**57.4**	**Net sales**
Gross profit	32.3		
		27.6	Gross profit after distribution costse
		22.5	Contribution margin
Trading profit	18.9		

previous format	other sales – first half of 2007 € million	€ million	new format
Net sales	**7.6**	**7.6**	**Net sales**
Gross profit	1.4		
		1.3	Gross profit after distribution costs
		1.3	Contribution margin
Trading profit	1.3		

The main difference between the two formats is the change in the indicator considered to be the best measure of profitability for individual brands, and therefore, for the four business areas.

The previous measure, trading profit, has been replaced by the contribution margin, which does not include sales and marketing costs, and therefore gives a clearer picture of the profitability generated by individual brands.

The costs relating to sales operations are no longer allocated to products or business areas, since such allocations have become increasingly arbitrary given the gradual shift from indirect, commission-based sales structures to direct, salary-based ones.

The other difference relates to the allocation of distribution costs on the income statement.

Distribution costs, which are mostly variable, are shown under the cost of goods sold in the new format, together with materials and manufacturing costs.

In the previous format, sales and distribution costs were recorded between gross profit and trading profit.

Following the reclassification, the figure for the cost of goods sold is now higher, while the gross profit figure is lower.

Profitability by business area for the first half of 2008

The tables below show profitability for the Group's four business areas in the new format for the first half of 2008, together with the reclassified figures for the first half of 2007.

Contribution margin	First half of 2008		First half of 2007		2008/2007
	€ million	% of total	€ million	% of total	% change
Spirits	124.7	76.9%	123.4	77.3%	1.1%
Wines	13.1	8.1%	12.3	7.7%	6.3%
Soft drinks	23.0	14.2%	22.5	14.1%	2.0%
Other sales	1.4	0.8%	1.3	0.8%	3.4%
Total	**162.2**	**100.0%**	**159.6**	**100.0%**	**1.6%**

The Group's total contribution margin increased by 1.6% in the first half of 2008 to €162.2 million; all four business areas delivered growth, despite the negative effects of exchange rates and external growth.

Spirits

Spirits account for the largest proportion of the Group's business by far, with 70.6% of total sales and 76.9% of the total contribution margin.

Compared with the first half of last year, the contribution margin for this business increased by 1.1% to €124.7 million, and from 38.7% to 41.0% as a proportion of sales.

	First half of 2008		First half of 2007		2008/2007
	€ million	% of sales	€ million	% of sales	% change
Net sales	304.3	100.0%	318.7	100.0%	–4.5%
Gross profit after distribution costs	184.9	60.8%	187.5	58.8%	–1.3%
Contribution margin	124.7	41.0%	123.4	38.7%	1.1%

As shown in the table below, negative exchange rate movements (–3.2%) and external growth (–1.1%) had a significant impact on the profitability of this business; stripping out these effects, organic growth in the contribution margin was 5.4%.

With regard to the negative effect of exchange rate movements (mainly attributable to the sharp fall in the US dollar, although this was offset to some extent by the rise in Brazilian real), the impact at contribution margin level was broadly similar to that of sales.

This is due to the fact that in both the US and Brazil, local production supplies local businesses, which means that any exchange rate differences at the sales and cost of sales levels are partly offset.

Organic sales growth for spirits was 2.2%, driven by a positive performance from Campari, Aperol, SKYY Vodka and other higher-margin brands, which contributed to the larger increase in gross profit (+4.0%) compared to sales.

Lastly, the smaller increase in advertising and promotional spending (+1.4%) compared to sales boosted profitability, taking organic growth in the contribution margin to 5.4%.

	Total % change	Organic growth	Exchange rate effect	External growth
Net sales	–4.5%	2.2%	–3.1%	–3.7%
Gross profit after distribution costs	–1.3%	4.0%	–3.0%	–2.3%
Contribution margin	**1.1%**	**5.4%**	**–3.2%**	**–1.1%**

Wines

The contribution margin for wines grew by 6.3% in the first half of 2008 to €13.1 million and represented 21.8% of sales, in line with the same period of last year.

	First half of 2008		First half of 2007		2008/2007
	€ million	% of sales	€ million	% of sales	% change
Net sales	60.1	100.0%	56.9	100.0%	5.6%
Gross profit after distribution costs	23.0	38.3%	23.1	40.5%	–0.2%
Contribution margin	13.1	21.8%	12.3	21.7%	6.3%

Exchange rate movements had a negative impact of 0.6% on sales and 1.6% on the contribution margin, while external growth had no effect.

It is worth noting that exchange rate movements impact differently on wines than on spirits, in that the effect on profit is more than proportional than on sales.

This is because production mostly takes place in Italy and the related costs are denominated in euro, so it is not possible for exchange rate fluctuations to offset the effects recorded at sales level.

Stripping out exchange rate effects, organic sales growth for wines was 6.2%, while gross profit increased by just 1.3%, due to a higher cost of sales.

Organic growth in the contribution margin was 7.9%, boosted in the first half of 2008 by lower promotional expenses due to a change in the scheduling of promotions.

	Total % change	Organic growth	Exchange rate effect	External growth
Net sales	5.6%	6.2%	-0.6%	-
Gross profit after distribution costs	-0.2%	1.3%	-1.5%	-
Contribution margin	6.3%	7.9%	-1.6%	-

Soft drinks

The contribution margin for soft drinks grew by 2.0% in the first half of 2008 to €23.0 million and represented 39.3% of sales, in line with the same period of last year.

	First half of 2008		First half of 2007		2008/2007
	€ million	% of sales	€ million	% of sales	% change
Net sales	58.4	100.0%	57.4	100.0%	1.8%
Gross profit after distribution costs	28.2	48.3%	27.6	48.0%	2.4%
Contribution margin	23.0	39.3%	22.5	39.2%	2.0%

Sales of soft drinks are almost entirely concentrated on the Italian market and are therefore unaffected by exchange rates; external growth, meanwhile, had no effect during the period.

Growth in net sales and gross profit for this segment was broadly similar, at 1.8% and 2.4% respectively.

There was an improvement in the sales mix, with Crodino – a high margin brand – posting growth of 6.5%.

This positive development helped absorb the negative effects of the sharp rise in the cost of raw materials, especially glass, which had a significant impact on the profitability of this segment given that products are mostly sold in small bottles.

The contribution margin grew by 2.0%, slightly less than gross profit, as advertising and promotional expenses were higher than in the same period of last year, both in absolute terms and as a percentage of sales.

Other sales

The contribution margin for this minor segment, which includes sales of raw materials, and semi-finished and finished goods to third parties, grew by 3.4% versus the first half of 2007, to €1.4 million.

	First half of 2008		First half of 2007		2008/2007
	€ million	% of sales	€ million	% of sales	% change
Net sales	8.4	100.0%	7.6	100.0%	11.0%
Gross profit after distribution costs	1.4	16.5%	1.3	17.7%	3.9%
Contribution margin	1.4	16.2%	1.3	17.4%	3.4%

The drop in the value of sterling had a major impact on the contribution margin (–18.6%) as a large proportion of this segment's sales is generated by the sale to third parties in local currency of malt distillate produced by Glen Grant Distillery Company Ltd.

At constant exchange rates, the contribution margin for other sales grew by 22%.

	Total % change	Organic growth	Exchange rate effect	External growth
Net sales	11.0%	19.4%	-8.4%	-
Gross profit after distribution costs	3.9%	22.2%	-18.4%	-
Contribution margin	3.4%	22.0%	-18.6%	-

FINANCIAL SITUATION

Cash flow statement

The table below shows a simplified and reclassified cash flow statement (see the section containing the financial statements for the full cash flow statement).

The main reclassification is the exclusion of cash flows relating to changes in short-term and long-term debt, and in investments in marketable securities: as a result, the total cash flow generated (or used) corresponds to the change in net debt.

In the first half of 2008, cash flow used was €48.3 million, compared with cash flow generated of €51.5 million in the first half of last year.

The net difference of €98.8 million between the two periods is due to the acquisition of Cabo Wabo at a cost of €57.0 million, and the payment of €28.8 million in taxes, compared with €6.1 million last year.

	First half 2008 € million	First half 2007 € million
Net profit	92.5	91.1
Depreciation and amortisation	9.6	9.7
Changes in non-cash items	(9.0)	(2.2)
Changes in non-financial assets and liabilities	(0.2)	0.9
Tax paid	(28.8)	(6.1)
Cash flow from operating activities before changes in working capital	**64.0**	**93.4**
Change in operating working capital	(14.7)	(14.3)
Cash flow from operating activities	**49.3**	**79.2**
Net interest paid	(7.5)	(8.4)
Cash flow used for investment	(12.7)	(6.8)
Free cash flow	**29.1**	**64.0**
Acquisitions	(57.0)	(1.2)
Other changes	0.2	8.2
Dividend paid out by the Parent Company	(31.8)	(29.0)
Total cash flow used in other activities	**(88.7)**	**(22.0)**
Exchange rate differences and other changes	11.2	9.5
Change in net financial position due to operating activities	**(48.3)**	**51.5**
Net debt at the start of the period	(288.1)	(379.5)
Net debt at the end of the period	(336.4)	(328.1)

More specifically, **free cash flow** in the first half of 2008 was €29.1 million: cash flow generated from operations was €49.3 million, which was partly offset by the payment of net financial interest of €7.5 million and net investment of €12.7 million.

Compared with last year's free cash flow of €64.0 million, cash generation in the first half of 2008 was hit by:

- an increase in taxes paid of €22.7 million;
- a €5.9 million increase in investment, net of the gains on disposals, which came to €7.8 million in the period.

The Group experienced opposite trends in the two six-month periods as regards the payment of taxes.

In the first half of 2007, the Group's Italian companies benefited from the deferral of payment of tax on account for 2007 following the decision to consolidate them under the controlling shareholder Fincorus S.p.A. as part of the national tax consolidation scheme.

However, the Group paid its tax liability for the previous year to the controlling shareholder in the first six months of 2008.

Cash flow used for investment in the first half of 2008 was €12.7 million, after netting off the gains of €7.8 million relating to sales of fixed assets and payments on account totalling €1.5 million for work in progress.

The biggest investment was €11.2 million (€9.7 million excluding the €1.5 million paid in previous periods) for the new headquarters in Sesto San Giovanni.

The proceeds from disposals chiefly relate to the sale of a building in Cinisello Balsamo.

Cash flow absorbed by other activities was €88.7 million, significantly more than that posted in the same period last year (€22.0 million), chiefly due to the heavy investment in acquisitions.

In the first half of this year, €57.0 million was ploughed into the Cabo Wabo deal, compared with €1.2 million invested last year for the acquisition of the Old Smuggler brand for the Argentinian market.

In addition, the dividend was increased by 10% on 2007, from €29.0 million to €31.8 million.

Lastly, cash flow from other activities in the first half of 2007 was boosted by the sale of own shares for €8.2 million, an operation that was not repeated in the first half of this year.

Exchange rate differences and **other changes** had a positive impact of €11.2 million on the net cash flow for the period, an increase on the €9.5 million posted last year.

Breakdown of net debt

The Group's consolidated net debt stood at €336.4 million at 30 June 2008, an increase on the figure of €288.1 million posted at 31 December 2007.

The main items generating the €48.3 million rise in net debt are discussed above in the section on the cash flow statement.

The table below shows the debt structure at the beginning and end of the period.

	30 June 2008 € million	31 December 2007 € million
Cash, bank and securities	110.3	199.8
Payables to banks	(86.4)	(114.4)
Real estate lease payables	(3.2)	(3.2)
Private placement: short-term portion	(7.8)	(8.4)
Other financial payables and receivables	(7.2)	(7.6)
Short-term financial position	**5.8**	**66.3**
Payables to banks	(1.7)	(1.8)
Real estate lease payables	(11.3)	(12.9)
Private placement and bond issue	(328.6)	(338.8)
Other financial payables and receivables	(0.6)	(1.0)
Medium / long-term net debt	**(342.2)**	**(354.4)**
Net debt from operating activities	**(336.4)**	**(288.1)**
Payables relating to the exercise of the Cabo Wabo put option	(18.4)	–
Net debt	**(354.8)**	**(288.1)**

Investment in the period absorbed some of the existing cash.

As a result, the short-term financial position changed from a positive figure of €66.3 million at the beginning of the period to a positive €5.8 million at 30 June 2008.

Conversely, the level of medium / long-term debt fell, due to the exchange rate effect on the private placement (€6.1 million) and the cash flow hedging reserve on the bond loan in the period (€4.0 million).

The Group's net debt at 30 June 2008 also included a payable of €18.4 million relating to the possible exercise of the put option in the future by the minority shareholders of Cabo Wabo, LLC and Redfire Mexico S. de R.L. de C.V.

The put / call options on 20% of Cabo Wabo, LLC and Redfire Mexico S. de R.L de C.V may be exercised in two tranches, one of 15% in 2012 and one of 5% in 2015.

The value of exercising the options is estimated on the basis of expected profits, to which contractually agreed multiples have been applied.

The Group's net debt therefore stood at €354.8 million at 30 June 2008, up €66.7 million from 31 December 2007.

Group balance sheet

At 30 June 2008, the Group had invested capital of €1,248.0 million, an increase of €81.4 million on 31 December 2007.

	30 June 2008 € million	31 December 2007 € million
Fixed assets	1,056.2	995.7
Other non-current assets and liabilities	(66.1)	(63.3)
Operating working capital	302.4	290.4
Other current assets and liabilities	(44.6)	(56.1)
Total invested capital	**1,248.0**	**1,166.7**
Shareholders' equity	893.2	878.6
Net debt	354.8	288.1
Total sources of funds	**1,248.0**	**1,166.7**

A breakdown of invested capital shows:

- an increase in fixed assets of €60.5 million, comprising both the net rise from new investment and other movements on tangible assets, and especially the acquisition of Cabo Wabo, which was recorded almost entirely under intangible assets;
- an increase in operating working capital of €12.0 million;
- a reduction in other current assets and liabilities totalling €11.5 million, due mainly to lower tax payables.

The Group's financial structure showed an improvement in both own funds and third-party funds, compared with 31 December 2007; despite this, the debt-to-equity ratio rose from 32.8% at the beginning of the period to 39.7% at 30 June 2008, as a result of higher levels of debt.

Operating working capital

Operating working capital at 30 June 2008 was €302.4 million, rising by €12.0 million versus 31 December 2007.

The increase in working capital between the two dates was also due to seasonality in the business, which led to lower trade receivables, offset by an even more marked reduction in payables to suppliers.

Operating working capital was 31.9% as a percentage of net sales in the last 12 months, a rise on the figure of 30.3% at the beginning of the period.

In comparison with 30 June 2007, however, operating working capital at 30 June 2008 rose by €20.8 million following the increase in trade receivables in Italy due to the heavy concentration of sales in the last three weeks of June - sales fell in April and May owing to poor weather.

	30 June 2008 € million	31 December 2007 € million	% change € million	30 June 2007 € million
Receivables from customers	266.2	280.0	(13.8)	232.9
Inventories	172.0	166.9	5.1	180.4
Payables to suppliers	(135.8)	(156.6)	20.8	(131.7)
Operating working capital	**302.4**	**290.4**	**12.0**	**281.6**
Sales year-on-year change	948.1	957.5	(9.4)	955.1
Working capital as % of sales in the previous 12 months	**31.9%**	**30.3%**		**29.5%**

The figures shown in the table are from the consolidated balance sheet; the change in operating working capital stated above (+ €12.0 million) differs from that in the cash flow statement (+ €14.7 million) as the latter was reclassified to show the position before the exchange rate effect of €2.7 million.

DEALINGS WITH RELATED PARTIES

Note that the Group's dealings with related parties form part of ordinary operations and are governed by market conditions.

Full details of transactions with related parties in the six-month period are detailed at note 29 of the condensed version of the half-year report.

KEY ASPECTS OF THE ADAPTATION PLAN PURSUANT TO ARTICLES 36 AND 39 OF THE MARKET REGULATIONS.

In compliance with the provisions of articles 36 and 39 of the Regulations containing the implementing rules of Legislative Decree 58 of 24 February 1998 on the markets, adopted with Consob resolution 16191 of 29 October 2007 and subsequently amended by Consob resolution 16530 of 25 June 2008 governing the conditions for listing the shares of controlling shareholders of companies created under and regulated by the laws of non-EU countries (hereinafter "Market regulations"), Davide Campari-Milano S.p.A. has prepared and submitted an adaptation plan to Consob.

The plan lists the subsidiaries in non-EU countries that fall under the above-mentioned regulations and states the measures expected to be carried out by the Consob deadline of 16 November 2008, together with details of the conditions set out under article 36 that are already deemed to have been met.

The key aspects of the plan are as follows:

- Identification of the Campari Group's significant holdings (in terms of paragraph 2 of the above-mentioned article 36) that are created and governed by the laws of non-EU countries.
- Davide Campari-Milano S.p.A. will publicise the accounts (including the balance sheet and income statement) of its significant holdings, prepared for the purposes of drafting the consolidated accounts, for the accounting periods in force at the date the above-mentioned regulations entered into effect.

- Documents including the articles of association and those relating to the composition and powers of the Board of Directors and Board of Statutory Auditors will be maintained at the registered office. A procedure to ensure that these documents are continuously updated will also be implemented.

  Davide Campari-Milano S.p.A. already has this information regarding all its subsidiaries.
- Lastly, as regards the obligations set out at point c) of the above-mentioned article 36, note that the subsidiaries in question can provide the auditors with the necessary information for their audit of the annual and interim accounts of Davide Campari-Milano S.p.A., and that they already have administrative/accounting systems and reporting procedures in place to regularly provide the management of the Parent Company and the auditors with the relevant financial data (including balance sheet and income statement figures) for the preparation of the consolidated accounts.

EVENTS TAKING PLACE AFTER THE END OF THE PERIOD

New plant in Brazil

The project to build a new plant in Pernambuco, northern Brazil, was launched.

The new production facility, which will cover an area of around 70,000 sq m, including some 20,000 sq m of cellars, bottling areas and warehouses, will significantly increase local production capacity, in keeping with the Group's ambitious plans for expansion in Brazil and South America generally.

The new plant will join the main Sorocaba production facility, in the state of São Paulo, while the existing small plant in Jaboatão, also in Pernambuco, will cease operations when the new plant comes on stream, scheduled for the second half of 2009.

OUTLOOK: RISKS AND UNCERTAINTY ON THE HORIZON FOR THE SECOND HALF

Both sales and the financial results for the first half of 2008 can be considered more than satisfactory, in light of the various external and internal factors that affected operations in the early part of the year, i.e.:

- the termination of the distribution agreement for 1800 tequila in the US: sales of this brand represented over 6% of total Group sales in the first half of 2007;
- the sharp rise in the Euro against the major currencies, especially the US dollar;
- unfavourable economic conditions, which in western Europe and the US generally hurt consumer spending;
- the huge increase in oil prices and the direct repercussions on transport and some raw material costs;
- poor weather conditions throughout most of the second quarter, which reduced soft drink sales in Italy, and more generally, affected the consumption of aperitifs outside the home in some European markets;
- the increase in value added tax (ICMS) in the state of São Paulo, Brazil, which affected sales of Dreher and Cynar;
- a tough comparison with the first half of 2007, which saw organic sales growth of 10.7% compared with 2006.

The macroeconomic outlook for the second half of the year currently shows no sign of improvement, and we do not see any significant turnaround in either exchange rates or oil prices in the short term.

However, given the healthy performance of most of the major brands and a generally more favourable comparison with sales in the second half of 2007, we confirm our cautiously optimistic forecasts made at the beginning of the year for full-year organic growth.

INVESTOR INFORMATION

Macroeconomic situation and equity markets

The world's biggest equity markets ended the first half of 2008 in negative territory.

The main events in the period were the continuing US subprime mortgage crisis, which triggered a credit crunch and contributed to increasing volatility in share prices and strong inflationary pressure on the commodities markets.

In the currency markets, the first six months of 2008 saw the Euro continue to rise against other major currencies.

The MSCI Europe index closed down 20.7% in Euro.

This was due mainly to signs of a deterioration in the economy and to negative forecasts for the rest of the year.

Italian stock market indices slightly underperformed the European index.

In the first half of 2008, the Mibtel recorded a negative performance of 21.8%, the S&P/MIB fell 22.8% and the Midex was down 25.9%.

The Italian market suffered as a result of its high exposure to the financial sector.

In the US, the S&P 500 index recorded a decline of 11.1% in local currency during the period.

The impact of the subprime crisis and problems in the credit market hit financial sector profits, slashing the overall earnings growth of companies in the index to a barely positive value.

Spirits sector

Companies in the spirits segment were also affected by the general fall on the stock markets in the period.

The FTSEurofirst Beverages benchmark index registered a fall of 21.3%.

The negative performance of the index was fuelled by many factors, including the rising Euro against the US dollar, the general increase in raw materials costs and fears of a slowdown in consumer spending in the US.

Campari share performance

Given these macroeconomic and market conditions, Campari shares, which are listed on the blue chip segment of the Italian stock market, recorded a fall of 18.9% in absolute terms at 30 June 2008 compared with the closing price at 28 December 2007.

Campari shares slightly outperformed the Italian market and sector indices.

The share price benefited from the announcement of solid financial results and the acquisition of Cabo Wabo and X-Rated in the US, which strengthened the Group's brand portfolio on the US market.

However, it was also hit by increased volatility on the equity markets, mainly affecting small and mid-cap stocks.

Looking at the main Italian equity market and sector indices, Campari shares outperformed the Mibtel, S&P/MIB and Midex by 2.3%, 3.4% and 6.4% respectively.

The shares also outperformed the FTSEurofirst Beverages index by 1.8%.

The minimum closing price for the period, recorded on 17 March 2008, was €5.14.

The maximum closing price, recorded on 2 January 2008, was €6.60.

An average of 802,000 shares were traded daily in the first half of 2008, with an average daily value of €4.7 million.

At 30 June 2008, Campari's market capitalisation was €1,544 million.

Performance of the Campari share price and the Mibtel and FTSEurofirst Beverages indices since 1 January 2008


7.00
6.80
6.60
6.40
6.20
6.00
5.80
5.60
5.40
5.20
5.00
4.80
4.60
4.40
Campari stock price (Euro)
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Equity turnover (mln Euro)
Gen. 08
Feb. 08
Mar. 08
Apr. 08
Mag. 08
Giu. 08
Lug. 08
Campari (Equity turnover)
Campari (stock price)
Mibtel (rebased)
FTSEurofirst Beverages (rebased)

Revised shareholder base

At 30 June 2008, the main shareholders were:

Shareholder (1)	No. of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.000%
Cedar Rock Capital	21,857,798	7.527%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.

Dividend

On 29 April 2008, the shareholders' meeting approved the full-year results for 2007 and agreed the payment of a dividend of €0.11 per share outstanding (+10% compared to the dividend of €0.10 per share distributed last year).

The ex-date (coupon no. 4) was 5 May 2008, and the dividend was paid (except on own shares in the portfolio) from 8 May 2008.

Stock information [1]		First half 2008	2007	2006	2005	2004	2003	2002	2001
Reference share price									
Price at end of period	€	5.32	6.56	7.52	6.24	4.73	3.85	3.00	2.64
Maximum price	€	6.60	8.41	8.10	6.78	4.78	3.85	3.78	3.10
Minimum price	€	5.14	6.50	6.28	4.48	3.57	2.74	2.53	2.18
Average price	€	5.86	7.54	7.32	5.74	4.04	3.30	3.16	2.72
Capitalisation and volume									
Average daily trading volume [1]	no. of shares	802,871	763,806	594,348	487,006	429,160	378,940	530,930	723,750
Average daily trading value [2]	€ million	4.7	5.8	4.4	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation at end of period	€ million	1,544	1,904	2,183	1,812	1,372	1,117	871	766
Dividend									
Dividend per share [3]	€	–	0.110	0.100	0.100	0.100	0.088	0.088	0.088
Total dividend [1][4]	€ million	–	31.8	29.0	28.1	28.1	24.7	24.7	24.7

(1) Ten-for-one share split effective as of 9 May 2005.

(2) Initial Public Offering on 6 July 2001 at a price of €3.10 per share.
Average daily volumes after the first week of trading in 2001 were 422,600 shares, and the average daily trading value after the first week was €1,145,000.

(3) Classified on an accruals basis.

(4) In 2001, 2002 and 2003, 280,400,000 shares carried dividend rights. Figures for subsequent years were: 281,048,090 shares in 2004; 281,356,013 shares in 2005; 290,399,453 shares in 2006 and 289,355,546 shares in 2007.

CONDENSED HALF-YEAR REPORT

FINANCIAL STATEMENTS

Consolidated income statement

	Note	30 June 2008 € / 000	*of which: related parties* € / 000	30 June 2007 € / 000	*of which: related parties* € / 000
Net sales	8	**431,213**	*6,653*	**440,581**	*9,533*
Cost of goods sold	9	(193,622)	*(6)*	(201,148)	*53*
Gross margin		**237,591**	*6,647*	**239,433**	*9,586*
Advertising and promotional costs		(75,363)	*(1,863)*	(79,835)	*(4,368)*
Contribution margin		**162,228**	*4,784*	**159,597**	*5,218*
Structure costs	10	(69,771)	(1,785)	(68,481)	*(205)*
of which: one-offs	11	*1,679*	*(1,541)*	*(1,612)*	–
EBIT		**92,457**	*2,999*	**91,116**	*5,013*
Net financial income (charges)	12	(8,223)	*19*	(8,545)	*67*
Profit (loss) of companies valued at equity		152	*152*	94	*94*
Expenses relating to put option	13	(682)	–	–	–
Profit before tax		**83,705**	*3,170*	**82,665**	*5,173*
Tax	14	(23,749)	–	(25,684)	–
Net profit		**59,955**	*3,170*	**56,981**	*5,173*
Minority interests		(127)	–	(49)	–
Group net profit		**59,828**	*3,170*	**56,932**	*5,173*
Basic earnings per share (€)		0,21		0,20	
Diluted earnings per share (€)		0,20		0,20	

Consolidated balance sheet

	Note	30 June 2008 € / 000	*of which: related parties* € / 000	31 December 2007 € / 000	*of which: related parties* € / 000
ASSETS					
Non-current assets					
Net tangible fixed assets	15	159,082	–	155,418	–
Biological assets	16	16,560	–	15,899	–
Investment property	17	707	–	4,014	–
Goodwill and trademarks	18	861,646	–	812,192	–
Intangible assets with a finite life	19	5,012	–	5,089	–
Investments in affiliated companies and joint ventures		510	–	608	–
Deferred tax		15,408	–	15,875	–
Other non-current assets		8,074	–	10,009	–
Total non-current assets		**1,066,997**	**–**	**1,019,103**	**–**
Current assets					
Inventories	20	171,999	–	166,937	–
Trade receivables		266,198	*5,634*	279,986	*8,553*
Short-term financial receivables		3,474	*967*	2,878	*823*
Cash, bank and securities	21	110,322	–	199,805	–
Other receivables		32,269	*14*	37,140	*3,015*
Total current assets		**584,261**	**6,615**	**686,747**	**12,390**
Non-current assets held for sale	22	12,713	–	2,473	–
Total assets		**1,663,971**	**6,615**	**1,708,323**	**12,390**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity					
Share capital	23	29,040		29,040	
Reserves	23	861,882		847,587	
Parent Company's portion of shareholders' equity		890,922		876,627	
Minority interests		2,055		1,928	
Total shareholders' equity		**892,978**	**–**	**878,555**	**–**
Non-current liabilities					
Bonds	24	268,488	–	287,651	–
Other non-current financial liabilities	24	97,006	–	72,602	–
Defined benefit plans		10,616	–	11,657	–
Reserve for risks and future liabilities	26	9,102	–	11,038	–
Deferred tax		64,948	–	60,696	–
Total non-current liabilities		**450,160**	**–**	**443,644**	**–**
Current liabilities					
Payables to banks	24	86,362	–	114,375	–
Other financial payables	24	20,680	–	21,168	–
Payables to suppliers		135,773	*1,086*	156,552	*3,262*
Payables to tax authorities	27	44,025	*9,356*	54,592	*20,107*
Other current liabilities		33,994	–	39,437	–
Total current liabilities		**320,833**	**10,442**	**386,124**	**23,369**
Total liabilities and shareholders' equity		**1,663,971**	**10,442**	**1,708,323**	**23,369**

Consolidated cash flow statement

	Note	30 June 2008 € / 000	30 June 2007 € / 000
Cash flow generated from (used in) operating activities			
Group EBIT		92,457	91,117
Adjustments to reconcile EBIT and cash flow			
Depreciation and amortisation		9,592	9,693
Gains on sales of fixed assets		(6,332)	(1,394)
Write-downs of tangible assets		29	
Fund provisions		652	1,468
Use of funds		(3,656)	(3,254)
Other items not resulting in cash flows		337	964
Changes in operating working capital		(14,720)	(14,279)
Other changes in non-cash items		(251)	941
Income tax paid	27	(28,816)	(6,096)
		49,292	**79,162**
Cash flow generated from (used in) investing activities			
Purchase of tangible and intangible fixed assets		(21,976)	(13,191)
Gains on sales of tangible fixed assets		7,872	6,407
Advance payments for building the new headquarters		1,465	
Acquisition of companies or investment in subsidiaries	6	(57,041)	(1,210)
Interest received		5,554	5,578
Dividends received		251	
Other changes		(150)	111
		(64,025)	**(2,305)**
Cash flow generated from (used in) financing activities			
Repayment of medium- / long-term financing	24	(1,778)	(1,519)
Net change in short-term bank debt	24	(28,208)	(96,272)
Interest paid		(13,097)	(13,987)
Change in other financial payables and receivables		2	(465)
Sale and purchase of own shares			8,178
Dividends paid to minority shareholders		(434)	(49)
Net change in securities		4	1,001
Dividend paid by Parent Company	23	(31,829)	(29,040)
		(75,341)	**(132,154)**
Exchange rate differences and other movements in shareholders' equity			
Exchange rate differences on operating working capital		2,669	(2,222)
Other exchange rate differences and movements in shareholders' equity		(2,079)	5,956
		589	**3,735**
Net increase (decrease) in cash and cash equivalents		**(89,485)**	**(51,562)**
Cash and cash equivalents at start of period		199,805	238,975
Cash and cash equivalents at end of period		110,322	187,415

Statement of changes in shareholders' equity

First half 2008	Group shareholders' equity						
	Share capital € / 000	Legal reserve € / 000	Retained earnings € / 000	Other reserves € / 000	Total € / 000	Minority interests € / 000	Total € / 000
Balance at 1 January 2008	**29,040**	**5,808**	**863,848**	**(22,070)**	**876,626**	**1,928**	**878,555**
Dividend payout to Parent Company shareholders	–	–	(31,829)	–	**(31,829)**	–	(31,829)
Stock options	–	–	–	1,767	**1,767**	–	1,767
Conversion difference	–	–	–	(18,316)	**(18,316)**	–	(18,316)
Valuation of hedging instruments (*cash flow hedge*)	–	–	–	2,846	**2,846**	–	2,846
First half profit	–	–	59,828	–	**59,828**	127	59,955
Balance at 30 June 2008	**29,040**	**5,808**	**891,847**	**(35,773)**	**890,922**	**2,055**	**892,977**

First half 2007							
Balance at 1 January 2007	**29,040**	**5,808**	**765,360**	**(4,320)**	**795,888**	**1,895**	**797,782**
Dividend payout to Parent Company shareholders	–	–	(29,040)	–	**(29,040)**	–	(29,040)
Purchase of own shares	–	–	(2,284)	–	**(2,284)**	–	(2,284)
Sale/use of own shares	–	–	4,185	–	**4,185**	–	4,185
Capital gain on sale of own shares	–	–	6,277	–	**6,277**	–	6,277
Stock option	–	–	–	1,626	**1,626**	–	1,626
Conversion difference	–	–	–	5,826	**5,826**	–	5,826
Valuation of hedging instruments (*cash flow hedge*)	–	–	–	3,215	**3,215**	–	3,215
Tax effect on profit (loss) allocated directly allocated directly to shareholders' equity	–	–	(186)	(988)	**(1,174)**	–	(1,174)
First half profit	–	–	56,932	–	**56,932**	49	56,981
Balance at 30 June 2007	**29,040**	**5,808**	**801,244**	**5,359**	**841,451**	**1,944**	**843,395**

Statement of Group comprehensive income

	30 June 2008 € / 000	31 June 2007 € / 000
Profits on valuations at fair value, excluding tax effect	2,846	3,215
Capital gain on sale of own shares	–	6,277
Tax effect on profits (losses) allocated directly to shareholders' equity	–	(1,174)
Conversion difference	(18,316)	5,826
Profits (losses) allocated directly to shareholders' equity	**(15,470)**	**14,144**
Net profit	59,828	56,932
Profits (losses) reported by the Group for the period	**44,358**	**71,076**
Minorities' profits	127	49
Conversion difference	–	–
Total profits reported for the period	**44,485**	**71,125**

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Filippo Turati 27, 20121 Milan, Italy.

The publication of this half-year report at 30 June 2008 was authorised by the Board of Directors on 8 August 2008.

The accounts are presented in Euro, the reference currency of the Parent Company and many of its subsidiaries.

2. Preparation criteria

This half-year report was prepared in consolidated format pursuant to article 154-ter of Legislative Decree 58 of 24 February 1998 (TUF) as amended, and was drafted in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.

The term IFRS also includes the International Accounting Standards (IAS) still in force, as well as all interpretation documents issued by the International Financial Reporting Interpretations Committee (IFRIC).

This report was drafted in accordance with IAS 34 (Interim Financial Reporting), using the same principles as those applied in the preparation of the consolidated financial statements for the year ending 31 December 2007.

For information on changes to the applicable standards, please see the comments in section 3 - Changes in accounting standards.

This report does not include all the information and comments required in the full-year consolidated results and as such, should be read in conjunction with the consolidated results to 31 December 2007.

Unless otherwise indicated, the figures reported in these notes are expressed in thousand Euro.

Form and content

In accordance with the format selected by the Campari Group, the income statement is classified by function, and the balance sheet shows current and non-current assets and liabilities separately.

We consider that this format will provide a more meaningful representation of the items that have contributed to the Group's results and its balance sheet and financial position.

In the income statement (classified by function), income and charges from one-off transactions such as capital gains / losses on the sale of shareholdings, restructuring costs and any other non-recurring income / expenses are shown separately.

The definition of "non-recurring" conforms to that set out in the Consob communication of 28 July 2006 (DEM/6064296).

In the first half of 2008, the Group did not carry out any atypical and/or unusual transactions, as defined in the same communication.

The cash flow statement was prepared using the indirect method.

With regard to the information required by IAS 14, the Group's primary reporting is by business segment and its secondary reporting by geographical area.

In 2008, the Group introduced a new format for its consolidated income statement. The differences in the new

format relate to the aggregation of cost categories and the inclusion of a new item, the contribution margin.

Specifically, distribution costs have been reclassified under "cost of goods sold" in order to show the total cost of goods sold at the point of sale.

In addition, sales costs have been added to general and administrative costs as part of a gradual transition from indirect to direct sales operations.

Consequently, the trading profit reported previously has been replaced by a contribution margin, which, unlike trading profit, does not contain the above-mentioned sales costs.

This margin therefore represents the new sector margin for the purposes of analysis by business area.

Use of estimates

The preparation of the interim accounts requires the management to make estimates and assumptions that have an impact on the value of revenues, costs, assets and liabilities and on disclosures concerning contingent assets and liabilities at the interim reporting date.

If, in the future, these estimates and assumptions, based on the best valuation currently available, should differ from the actual circumstances, they will be amended accordingly at the time the circumstances change.

Specifically, estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions.

The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the income statement.

Please also note that some valuation procedures, especially those relating to the more complex valuations, such as the determination of any impairment losses on non-current assets, are generally only made definitively at the time the annual report is prepared, when all the required information is available, except when there are indications of impairment requiring an immediate valuation of any losses in value.

Similarly, actuarial valuations required to determine employee benefit funds are normally obtained at the time the annual report is prepared.

Basis of consolidation

The following changes in the basis of consolidation occurred in the first half of 2008.

- on 2 January 2008, as part of the acquisition of Cabo Wabo, the Group obtained an 80% stake in Cabo Wabo, LLC, a company based in San Francisco, US, and in Redfire Mexico S. de R.L. de CV, headquartered in Jalisco, Mexico;
- the Group's stake in MCS S.c.a.r.l, an affiliated company, rose from 33.33% to 50% following the exit of one of the partners from the shareholder base.

The following transactions also related to the basis of consolidation, but with no effects:

- Kaloyannis Bros S.A. and Koutsikos Distilleries S.A. merged on 2 April 2008;
- Campari Teoranta, a Dublin-based financial and services company was wound up on 2 April 2008.

The table below lists the companies included in the basis of consolidation at 30 June 2008.

Name, activity	Location	Share capital 30 June 2008 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder
PARENT COMPANY						
Davide Campari-Milano S.p.A., holding company and manufacturing company	Via Filippo Turati 27, Milan	€	29,040,000			
Fully consolidated companies						
Italy						
Campari Italia S.p.A., trading company	Via Filippo Turati 27, Milan	€	1,220,076	100,00		
Sella & Mosca S.p.A., manufacturing, trading and holding company	Località I Piani, Alghero	€	15,726,041	12,00	88,00	Zedda Piras S.p.A. (88%) and Davide Campari – Milano S.p.A (12%)
Sella & Mosca Commerciale S.r.l., trading company	Località I Piani, Alghero	€	100,000		100,00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., manufacturing, trading and holding company	Piazza Attilio Deffenu 9, Cagliari (operational headquarters in Alghero)	€	16,276,000	100,00		
Turati Ventisette S.r.l., dormant company	Via Filippo Turati 27, Milan	€	10,000	100,00		
Europe						
Campari Deutschland GmbH, trading company	Bajuwarenring 1, Oberhaching	€	5,200,000		100,00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A, holding company	Avenue Louise 149/24, Brussels	€	246,926,407	26,00	74,00	Davide Campari-Milano S.p.A (26%), Glen Grant Ltd. (39%) and DI.CI.E Holding B.V. (35%)
Campari Teoranta, holding and services company (*)	Merchants Hall, 25-26 Merchants Quay, Dublin	€	1,000,000		100,00	DI.CI.E. Holding B.V.
Campari France, manufacturing company	15 ter, Avenue du Maréchal Joffre, Nanterre	€	2,300,000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company	7 Rue du Gabian, Monaco	€	180,000,000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company	Lindenstrasse 8, Baar	CHF	2,000,000		100,00	DI.CI.E. Holding B.V.
DI.CI.E. Holding B.V., holding company	Atrium, Strawinskylaan 3105, Amsterdam	€	15,015,000	100,00		
Lacedaemon Holding B.V., holding company Atrium,	Strawinskylaan 3105, Amsterdam	€	10,465,000		100,00	DI.CI.E. Holding B.V.
Kaloyannis - Koutsikos Distilleries S.A., trading company	6 & E Street, A' Industrial Area, Volos	€	8,884,200		100,00	O-Dodeca B.V.
O-Dodeca B.V., holding company Atrium,	Strawinskylaan 3105, Amsterdam	€	2,000,000		75,00	Lacedaemon Holding B.V.
Prolera LDA, services company	Rua Dos Murças 88, Funchal	€	5,000	100,00		

Name, activity	Location	Share capital 30 June 2008 Currency	Amount	% owned by the Parent Company Direct	Indirect	Direct shareholder
Société Civile du Domaine de la Margue, manufacturing and trading company	Domaine de la Margue, Saint Gilles	€	4,793,183		100,00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., dormant company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100,00	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100,00	Glen Grant Ltd.
Glen Grant Ltd., holding company	Glen Grant Distillery, Rothes, Morayshire	GBP	24,949,000		100,00	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company	Glen Grant Distillery, Rothes, Morayshire	GBP	1,000,000		100,00	Glen Grant Ltd.
Campari Austria GmbH, trading company	Parkring 10 / Liebenberggasse 7, Vienna	€	500,000		100,00	DI.CI.E. Holding B.V.
Americas						
Campari Argentina S.r.l., trading company	Avenida Alicia Moreau de Justo 1120, Piso 4, Oficina 404-A, Buenos Aires	AR$	3,300,000		100,00	DI.CI.E. Holding B.V. (95%) and Lacedaemon Holding B.V. (5%)
Campari do Brasil Ltda., manufacturing and trading company	Alameda Rio Negro 585, Edificio Demini, Conjunto 62, Alphaville - Barueri - SP	BRC	192,413,102	100,00		
Gregson's S.A., trademark holder	Plaza de Cagancha 1335, Oficina 604, Montevideo	UYU	175,000		100,00	Campari do Brasil Ltda.
Redfire, Inc., holding company	One Beach Street, Suite 300, San Francisco	US$	266,321,274	100.00		
Skyy Spirits, LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	54,897,000		100,00	Redfire, Inc.
Cabo Wabo, LLC, trading company	One Beach Street, Suite 300, San Francisco	US$	2,312,252		80,00	Redfire, Inc.
Redfire Mexico S. de R.L. de C.V., trading company	Av. Circo Agustín Yánez No. 2613-1A-113, Col Arcos Vallarta Sur, Guadalajara, Jalisco	MXN	1,254,250		80,00	DI.CI.E. Holding B.V.
China						
Qingdao Sella & Mosca Winery Co. Ltd., manufacturing and trading company	8 Pingdu Horticultural Farm, Yunshan County, Pingdu City, Qingdao, Shandong Province	RMB	24,834,454		93,67	Sella & Mosca S.p.A.
Campari (Beijing) Trading Co. Ltd., trading company	Xingfu Dasha Building, block B, room 511, n° 3 Dongsanhuan BeiLu, Chaoyang District, Beijing	RMB	1,005,530		100,00	DI.CI.E. Holding B.V.

Other shareholdings		Share capital 30 June 2008		% owned by the Parent Company		
Name, activity	Location	Currency	Amount	Indirect	Direct shareholder	Valuation
Fior Brands Ltd., trading company (*)	C/o Ernst & Young - Ten George Street, Edinburgh	GBP	100	50.00	DI.CI.E. Holding B.V.	equity
International Marques V.o.f., trading company	Nieuwe Gracht 11, Haarlem	€	210,000	33.33	DI.CI.E. Holding B.V.	equity
M.C.S. S.c.a.r.l., trading company	Millennium Park, Avenue de la Métrologie 10, Brussels	€	309,872	50.00	DI.CI.E. Holding B.V.	equity

(*): company in liquidation

Currency conversion criteria and exchange rates applied to the accounts

The exchange rates used for conversion transactions are shown below.

	30 June 2008		31 December 2007		30 June 2007	
	Average rate	Final rate	Average rate	Final rate	Average rate	Final rate
US dollar	1.5309	1.5764	1.3706	1.4721	1.3294	1.3505
Swiss franc	1.6059	1.6056	1.6427	1.6547	1.6319	1.6553
Brazilian real	2.5947	2.5112	2.6646	2.6108	2.7187	2.5972
Uruguayan peso	31.1256	30.5057	32.0720	31.6992	32.0484	32.2398
Chinese renminbi	10.8012	10.8051	10.4186	10.7524	10.2589	10.2816
UK pound	0.7753	0.7923	0.6846	0.7334	0.6747	0.6740
Argentinian peso	4.8020	4.7660	4.2708	4.6369	4.1069	4.1717
Mexican peso	16.24551	16.2298	15.2746	16.0547	14.53003	14.5706

3. Changes in accounting standards

Accounting standards applicable from 1 January 2008

- On 2 November 2006, the IFRIC issued interpretation document IFRIC 11 on IFRS 2 (Group and Treasury Share Transactions).

  This clarifies the accounting treatment for share-based payments for which companies need to buy their own shares, and for share-based payments by one group company (e.g. the parent company) to the employees of other group companies.

  The Group applied this standard in advance, in 2007.

The following interpretations governing examples that are not relevant to the Group were also issued:

- IFRIC 14 on IAS 19 (Defined Benefit Assets and Minimum Funding Requirements).

  The interpretation provides general guidelines on how to determine the limit on a defined benefit asset as established by IAS 19 and explains the accounting effects of the clause on minimum funding requirements for the plan.
- IFRIC 12 (Service Concession Agreements).

New accounting standards not yet applied

- On 30 November 2006, the IASB issued accounting standard IFRS 8 (Operating Segments), which will replace IAS 14 (Segment Reporting) from 1 January 2009.

  IFRS 8 requires companies to report segment information based on the factors used by management to make operating decisions.

  This therefore requires the identification of operating segments whose results are reviewed regularly by management for the purpose of making decisions about resources to be allocated to the segment and assessing its performance.

  The Group is currently assessing the possible impact of applying this interpretation.
- On 29 March 2007, the IASB issued a revised version of IAS 23 (Borrowing Costs), which takes effect from 1 January 2009.

  This revised version requires borrowing costs to be capitalised when these costs relate to assets which take a substantial period of time to be prepared for use or sale.

  The Group will adopt the standard in advance for borrowing costs relating to capitalised assets from 1 January 2009.

  The Group is currently assessing the possible impact of applying this interpretation.
- Revised IAS 1 (Presentation of Financial Statements)

  The revised IAS 1 (Presentation of Financial Statements) was approved in September 2007 and will enter into force on 1 January 2009.

  The standard separates changes in shareholders' equity into shareholders' and non-shareholders' portions.

  The statement of changes in shareholders' equity will include only transactions with shareholders, while all changes relating to transactions with non-shareholders will be presented on a separate line. The standard also introduced the statement of comprehensive income, which contains all the revenue and cost items for the period recorded in the income statement, as well as any other revenue and cost items.

  The comprehensive income statement may be presented in the form of either a single statement or two related statements.
- IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

  The two revised standards were approved in January 2008 and will enter into force on 1 January 2010.
- IFRS 3R introduces some changes to the accounting for business combinations, which will affect the amount of goodwill disclosed, and the net profit for both the year of acquisition and subsequent years.
- IAS 27R requires that a change in the percentage shareholding in a subsidiary is accounted for as a capital transaction. As a result, this change will have no impact on goodwill and will not give rise to either profits or losses.

  Furthermore, the revised standards introduce changes to the accounting for losses suffered by a subsidiary and the loss of control of a subsidiary.

  The amendments introduced by IFRS 3R and IAS 27R must be applied in advance and will affect future acquisitions and transactions with minority shareholders.
- IFRS 2 (Share-Based Payments - Vesting Conditions and Cancellations)

  This amendment to IFRS 2 (Share-Based Payments) was published in January 2008 and will enter into force on 1 January 2009.

  The standard narrows the definition of "vesting conditions" to one condition that includes an explicit or implicit obligation to provide a service.

  Every other condition constitutes a "non-vesting condition" and must be taken into consideration when determining the fair value of the instrument representing the capital assigned.

  If a grant of equity instruments does not occur because it fails to meet a non-vesting condition that is under the control of the entity or the counterparty, this must be booked as a cancellation.

  The Group has not carried out any transactions involving share-based payments with non-vesting conditions, and therefore does not expect significant effects in accounting for option-based payment agreements.

- Amendments to IAS 32 and IAS 1 relating to financial instruments available for sale (puttable financial instruments).

  The changes to IAS 32 and IAS 1 were approved in February 2008 and will enter into force on 1 January 2009.

  The amendment to IAS 32 requires that any financial instruments available for sale and obligations arising at the time of liquidation are classified as an equity instrument if they meet certain conditions.

  The amendment to IAS 1 requires that some information, relating to options available for sale that are classified as equity, is provided in the notes to the accounts.

  The Group does not expect these changes to have any effect on the financial statements.

- On 22 May 2008, the IASB issued a series of "Annual Improvements to IFRS 2007".

  We list below those advised by the IASB as containing changes that affect the presentation, recognition and valuation of items on the financial statements and omit those that include only terminological or editorial changes with minimal effects on the accounts.

  The Group is assessing the possible impact of applying these changes to its accounts.

  - IFRS 5 (Non-current Assets Held For Sale and Discontinuing Operations): the amendment must be applied from 1 January 2010.

    If a company is committed to a plan to sell involving the loss of control of a subsidiary, all the subsidiary's assets and liabilities must be reclassified under assets held for sale, even if the entity will retain a non-controlling interest in its former subsidiary after the sale.

  - IAS 1 (Presentation of Financial Statements) - previously revised in 2007: the amendment, which must be applied from 1 January 2009, requires that assets and liabilities arising from financial derivative instruments not held for sale should be classified on the balance sheet, under either current or non-current assets and liabilities.

  - IAS 16 (Property, Plant and Equipment): the amendment must be applied from 1 January 2009.

    Entities that, in the course of their ordinary operations, sell tangible assets subject to leasing contracts, must reclassify under inventories those assets that are no longer leased and are held for sale.

    Consequently, the gains on the sale of such assets must be recognised as income.

    For the purposes of the cash flow statement, the cost paid for the construction or acquisition of assets to be leased to third parties, and the gains on the subsequent sale of such assets constitute cash flow arising from operating activities (not investing activities).

  - IAS 19 (Employee Benefits): the amendment must be applied in advance, with effect from 1 January 2009, in respect of changes in benefits occurring after this date.

    This amendment clarifies the definition of cost / income relating to employees' past service.

    If a plan is curtailed, the effect to be booked immediately to the income statement must only include the reduction of benefits for future periods.

    The Board also redefined short-term and long-term benefits and revised the definition of "return on plan assets".

    It further determined that this item must be disclosed excluding any administration costs that are not already included in the value of the liability.

  - IAS 20 (Accounting for Government Grants): the amendment, which must be applied in advance, with effect from 1 January 2009, requires that benefits arising from government loans issued at a much lower rate than the market rate, must be treated as public grants and follow the rules for recognition set out in IAS 20.

    Such loans must be valued in accordance with IAS 39 (Financial Instruments).

  - IAS 23 (Borrowing Costs): the amendment, which must be applied from 1 January 2009, revises the definition of borrowing costs.

  - IAS 28 (Investments in Associates): the amendment, which must be applied from 1 January 2009, establishes that any impairment in subsidiaries valued at equity must not be allocated to individual

assets (particularly goodwill) making up the book value of the investment, but to the book value of the holding in its entirety.

If, therefore, a subsequent reversal of the loss in value is warranted, this must be recognised in its entirety.

- IAS 27 (Consolidated and Separate Financial Statements): the amendment must be applied from 1 January 2009.

  When an entity prepares separate financial statements, it must account for its holdings in subsidiaries, joint ventures and affiliates at cost or in compliance with IAS 39.

  Equity investments valued at cost and held for sale must be accounted for according to the provisions of IFRS 5.

  However, the valuation of investments accounted for according to IAS 39 does not change if they are held for sale.

- IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures): these amendments, which must be applied from 1 January 2009, require the provision of additional information on investments in associates and joint ventures valued at fair value as per IAS 39. IFRS 7 (Financial Instruments: Additional Information) and IAS 32 (Financial Instruments: Presentation) were also amended in the same way.

- IAS 29 (Financial Reporting in Hyperinflationary Economies): the previous version of the standard did not reflect the fact that some assets and liabilities could be reported in the accounts at current value rather than historical cost.

  The amendment that includes this possibility must be applied from 1 January 2009.

- IAS 36 (Impairment of Assets): the amendment, which must be applied from 1 January 2009, requires further information to be provided if the company determines the recoverable value of the cash generating unit by discounting its future cash flows to net present value.

- IAS 38 (Intangible Assets): the amendment, which must be applied from 1 January 2009, stipulates that advertising and promotional costs must be disclosed on the income statement.

  It also states that if companies incur expenditure that will provide future economic benefits but no intangible asset has been created, these must be recorded on the income statement when the company has access to the goods or has received the services.

  The standard was also amended to permit companies to adopt the unit of production method to calculate the amortisation of intangible assets with a finite life.

- IAS 39 (Financial Instruments: Recognition and Measurement) must be applied from 1 January 2009.

  This amendment defines the effective interest rate of a financial instrument when fair value hedge accounting is discontinued.

  It also prohibits the reclassification of financial derivatives used for hedging purposes as "financial instruments" with a fair value adjustment recorded on the income statement.

- IAS 40 (Investment Property): the amendment, which must be applied in advance, with effect from 1 January 2009, requires that investment property under construction is now treated under IAS 40 instead of IAS 16.

- AS 41 (Agriculture): the amendment must be applied from 1 January 2009.

  This standard expands the concept of agricultural activity to include not only the transformation of biological assets for sale, but also the harvesting and transformation of biological assets into agricultural produce.

  In addition, if companies discount the expected future financial cash flows of the assets to net present value to determine their fair value, such discounting to current market rates must take account of the tax effect.

– On 3 July 2008, IFRIC issued interpretation document IFRIC 16 (Hedges of a Net Investment in a Foreign Operation). The interpretation must be applied from 1 January 2009.

  Hedge accounting for this type of investment may be applied to hedging operations against the exchange rate difference between the functional currency of the foreign operation and that of the parent company.

The interpretation also clarifies that in a hedge of a net investment in a foreign operation, the hedging instrument may also be held indirectly by the parent entity via the parent companies of its subsidiaries.

- In July 2008, the IASB issued another amendment to IAS 39 (Financial instruments: recognition and measurement) relating to the "Hedged items" section. This amendment must be applied from 1 January 2010. The standard seeks to clarify the requirements for a risk to be identified as a suitable item for hedging.

Lastly, note that the following interpretations setting out examples and case studies that are not relevant to the Group have been issued:

- IFRIC 13 (Customer Loyalty Programmes): effective from 1 January 2009.
- IFRIC 15 (Agreements for the Construction of Real Estate): effective from 1 January 2009.

4. Seasonal factors

Sales of some Campari Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.

In particular, soft drink consumption tends to increase during the hottest months of the year (May - September), but, more importantly, summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.

Sales of other products, such as sparkling wines, are highly concentrated in some countries in some periods of the year (mainly Christmas). While there are no external factors here affecting sales, the Group is nevertheless exposed to greater commercial risk, since sales generated in only two months determine the final result for the full year.

In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, help to reduce substantially any risks relating to seasonal factors.

5. Default risk: negative pledges and debt covenants

The contracts relating to the bond issued by the Parent Company, the private placement and two committed credit lines negotiated by Redfire, Inc. include negative pledges and covenants.

The negative pledge clauses are intended to limit the Group's ability to grant significant rights to the Group's assets to third parties, in particular by establishing specific restrictions on selling or pledging assets.

The covenants include the Group's obligation to attain particular levels for certain financial indicators, most notably the ratio of net debt to measures of Group profitability.

If the Group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.

The ratios are monitored by the Group at the end of each quarter and have so far been far from the thresholds that would constitute non-compliance.

6. Acquisitions

Cabo Wabo Tequila

On 2 January 2008, the Campari Group signed an agreement with the entrepreneur and rock star Sammy Hagar, to acquire an 80% shareholding in the companies Cabo Wabo, LLC and Redfire Mexico S. de R.L. de C.V..

The transaction was worth US$ 80.8 million.

At exchange rates at the time of the transaction and including costs directly attributable to the acquisition, the outlay was €57.0 million.

The amount was paid in cash.

Under the agreement the Group will have the opportunity to acquire the rest of Cabo Wabo in two tranches of 15% and 5% through call / put options that can be exercised in 2012 and 2015 respectively.

The strike price of the options will be calculated on the basis of contractually agreed earnings multiples.

In compliance with IAS 32 (Financial Instruments), the Group has recorded the entire shareholding in the acquired company and the financial payable represented by the put option.

At the date of this report, the Group is still finalising the allocation and therefore the amounts reported are to be seen as provisional and subject to change.

The following table shows the fair values of the assets and liabilities sold at the date of exchange.

	Book value €/000	Fair value at acquisition date €/000
Fixed assets		
Trademarks		48,407
Total fixed assets		48,407
Current assets		
Receivables	1,584	1,584
Total current assets	1,584	1,584
Goodwill generated by acquisition		**26,783**
Acquisition cost		**76,774**
of which		
portion already acquired (80%)		57,041
portion under put option (20%)		19,733

The above figures are stated at the exchange rate at the date of the acquisition and may therefore differ from the figures shown in the notes to the balance sheet, which were converted at the final exchange rates of the period.

Furthermore, the cost of the above acquisition includes both the part already paid in cash on 2 January 2008 and the future payable from the exercise of the put option. At 30 June 2008, this payable was included in the Group's non-current financial payables.

The acquired companies, which were consolidated from 2 January 2008, contributed about € 1.8 million to the Group's net profit.

7. Results by business area

The Group's primary reporting is by business segment. A business segment is defined as a clearly identifiable part of the Group which provides a range of similar products and which is subject to risks and benefits that differ from those of the Group's other segments.

The segments in which the Group operates are the manufacture and sale of:

- spirits -alcohol-based beverages with alcohol content either below or above 15% by volume. Drinks above 15% are defined by law as "spirit drinks"
- wines - both sparkling and still wines including aromatised wines such as vermouth

- soft drinks - non-alcoholic beverages
- other - sales related to the business of co-packing, raw materials and semi-finished product

In 2008 the Group made some alterations to its consolidated income statement to better reflect the way its costs are represented. Trading profit, previously used as a margin for the business segments, has been replaced by the contribution margin.

The contribution margin excludes sales costs, which are viewed as structural and are therefore not allocated to segments.

The following are the figures from the first half 2007 reclassified to take account of the changes.

First half 2008	Spirits € / 000	Wines € / 000	Soft drinks € / 000	Other sales € / 000	Total operations € / 000
Revenues (*)					
Net sales to third parties	304.310	60,082	58.427	8.394	431.213
Income and profits					
Income by segment	124.746	13.126	22.985	1.370	162,228
Unallocated expenses					(69,771)
Operating profit					92,456
Net financial income (charges)					(8.223)
Profit (loss) of companies valued at equity	103	35	15		152
Put option charges					(682)
Tax					(23.749)
Minority interests					(127)
Group net profit					59.827

First half 2007	Spirits € / 000	Wines € / 000	Soft drinks € / 000	Other sales € / 000	Total operations € / 000
Revenues (*)					
Net sales to third parties	318,700	56,910	57,410	7,561	440,581
Income and profits					
Income by segment	123,404	12,345	22,532	1,317	159,597
Unallocated expenses					(68,481)
Operating profit					91,116
Net financial income (charges)					(8,545)
Profit (loss) of companies valued at equity	63	21	9		94
Tax					(25,684)
Minority interests					(49)
Group net profit					56,932

(*) There were no inter-segment sales

Note that the acquisition of Tequila Cabo Wabo affected only the spirits segment.

The assets held in this sector grew by about 3% as a proportion of total consolidated assets.

8. Revenues from sales

	30 June 2008 € / 000	30 June 2007 € / 000
Sales of goods	427,578	437,740
Provision of services	3,635	2,841
Total net sales	**431,213**	**440,581**

The provision of services refers to bottling the products of third parties.

9. Cost of goods sold

In 2008, in line with the structural reclassification of the income statement, distribution costs were added to the cost of goods sold, to give a more complete picture of the cost of the finished product at the point of sale.

A summary of the cost of goods sold by destination, in which the items are reclassified both for the current period and for the same period in 2007, is shown below, followed by a breakdown of the cost of goods sold by type.

	30 June 2008 € / 000	30 June 2007 € / 000
Cost of materials and production	177,106	184,980
Distribution costs	16,516	16,168
Total cost of goods sold	**193,622**	**201,148**

Breakdown of the cost of goods sold by type.

	30 June 2008 € / 000	30 June 2007 € / 000
Raw materials and finished products acquired from third parties	147,912	153,298
Wages and salaries	13,991	16,174
Depreciation and amortisation	7,372	7,792
Utilities	3,153	3,730
Cost of external production and maintenance	5,807	5,291
Variable transport costs	12,296	11,659
Other costs	3,094	3,204
Total cost of goods sold	**193,622**	**201,148**

10. Structure costs

In 2008, the cost of goods sold was included in structure costs as part of the structural reclassification of the income statement.

The following two tables show a summary of structure costs by destination (with 2007 amounts reclassified) and a breakdown of these costs by type.

	30 June 2008 €/000	30 June 2007 €/000
Sales costs	36,117	35,896
General and administration costs	33,654	32,585
Total structure costs	**69,771**	**68,481**

Breakdown of structure costs by type.

	30 June 2008 €/000	30 June 2007 €/000
Amounts due to agents and other variable sales costs	8,817	9,765
Amortisation	2,196	1,877
Wages and salaries	33,904	30,628
Business trips, transfers, training and meetings	6,470	6,281
Utilities	1,748	1,632
Services, maintenance and insurance	7,513	7,713
Operational rental and leasing	4,728	4,029
Other	6,073	4,945
Non-recurring income (charges)	(1,679)	1,612
Total structure costs	**69,771**	**68,481**

The breakdown of non-recurring income and charges is given in the next section.

11. Non-recurring income and charges

The breakdown is as follows.

	30 June 2008 €/000	30 June 2007 €/000
Capital gains on building sales	6,157	1,383
Other capital gains on sales of tangible fixed assets	144	
Other one-off windfall gains		191
Total non-recurring income	**6,301**	**1,574**
Personnel restructuring expenses	(2,368)	(2,077)
Miscellaneous taxes for subsidiaries	(91)	(156)
Penalty for early termination of distribution relationships	(1,541)	
Other non-recurring charges	(622)	(952)
Total non-recurring charges	(4,622)	(3,186)
Net total	**1,679**	**(1,612)**

Of the capital gains on building sales, €6,052 thousand relates to the sale by the Parent Company of a building used for manufacturing located at Cinisello Balsamo, and its plant.

The total value of the sale was €6,650 thousand.

The Parent Company also finalised the agreement for the sale of another two parts of the Termoli site, for €370 thousand in total, which generated the remaining capital gain of €105 thousand.

The other capital gains relate to various disposals carried out by the companies in the Group.

The personnel restructuring costs were incurred by the Brazilian subsidiary for the restructuring of its sales force, and by the Italian and US companies for the restructuring of various positions.

The penalty paid for the early termination of a distribution relationship was recorded after the Group's withdrawal from the joint venture Summa S.L., when an agreement was signed with Zadibe for the distribution of the Group's products in Spain.

12. Financial income and charges

The breakdown of net financial income (charges) is as follows:

	30 June 2008 € / 000	30 June 2007 € / 000
Bank and term deposit interest	4,513	4,623
Other income	1,316	1,051
Total financial income (at cost)	**5,829**	**5,674**
Unrealised profit on derivatives used for hedging	129	728
Total financial income	**5,958**	**6,402**

	30 June 2008 € / 000	30 June 2007 € / 000
Net financial charges on bond loan and private placement	(9,251)	(9,383)
Interest payable on leases	(394)	(403)
Interest payable to banks	(2,862)	(3,962)
Bank charges	(443)	(254)
Other charges	(342)	(1,048)
Total financial charges	**(13,292)**	**(15,050)**
Net realised exchange rate differences	(526)	(188)
Net unrealised exchange rate differences	(364)	292
Net financial income (charges)	**(8,223)**	**(8,545)**

Bank interest income was in line with the first half 2007, despite lower cash holdings due to higher market rates in the eurozone where deposits are concentrated.

Interest payable to banks was lower than in the same period last year, due to low average debt.

There were no substantial changes in financial charges on the bond and private placement due to combined interest rate effects in the eurozone and in US dollar areas.

Charges increased in the eurozone due to a rise in market rates, while in the US dollar area lower rates, less debt and exchange rate depreciation meant lower interest payable to banks.

For further information regarding the terms of the bond issue and the private placement on the US institutional market, please see note 27 of the consolidated accounts to 31 December 2007.

13. Put option charges

The put option charges are the interest accrued by the holders of the Cabo Wabo put options at the date of this report.

14. Tax

The Group's Italian companies, in accordance with changes made under the 2008 Budget, will apply an IRES tax rate of 27.5% and an IRAP rate of 3.9% from this year, compared with rates of 33% and 4.25% respectively last year.

Reserves for deferred tax assets and liabilities had already been adjusted to take account of the tax rate changes at 31 December 2007.

Current and deferred taxes are subdivided as follows.

	30 June 2008 € / 000	30 June 2007 € / 000
Current income tax		
– taxes for the current year	(18,192)	(21,425)
– taxes relating to previous years	(357)	92
Deferred income tax		
– newly-reported and cancelled temporary differences	(5,200)	(4,351)
Income tax posted to the income statement	**(23,749)**	**(25,684)**

15. Net tangible fixed assets

Changes in this item are shown in the table below.

	Land and buildings € / 000	Plant and machinery € / 000	Other € / 000	Total € / 000
Opening book value	133,292	202,830	30,680	366,802
Opening accumulated depreciation	(44,037)	(145,121)	(22,225)	(211,383)
Balance at 31 December 2007	**89,254**	**57,710**	**8,453**	**155,418**
Investments	12,550	4,520	2,635 1	9,704
Disposals	–	(1)	(25)	(26)
Depreciation	(1,541)	(5,087)	(1,238)	(7,866)
Reclassification of assets held for sale	(5,187)	(2,493)	(124)	(7,804)
Other reclassifications	640	226	(934)	(68)
Write-downs	(7)	(22)	0	(29)
Exchange rate differences and other changes	(179)	(29)	(39)	(248)
Balance at 30 June 2008	**95,530**	**54,823**	**8,728**	**159,082**
Closing book value	133,951	184,571	31,070	349,592
Closing accumulated depreciation	(38,420)	(129,747)	(22,342)	(190,510)

Investments in land and buildings in the period, amounting to €19,704 thousand, include construction costs for the new headquarters in Sesto San Giovanni.

The construction work, which began in 2006, is scheduled for completion in the first half of 2009. The capitalised value of the project during the period is €11.2 million.

The total capitalised value of the project is €26.8 million.

The Group's current investments include about €4.0 million made by the Parent Company, of which €2.2 million was allocated to plant and machinery for the Canale plant, €1.2 million to building demolition and some machinery at the Crodo plant and €0.6 million to plant and machinery at the Novi Ligure plant.

The remaining investments were made in Sella & Mosca S.p.A., Campari do Brasil Ltda. and Glen Grant Distillery Company Ltd.

The reclassification of assets held for sale, at €7,804 thousand, relates to the planned sale of the plant at Sulmona.

The plant ceased production on 30 September 2007 after an industrial reorganisation by the Group.

At the date of this report, negotiations were in progress to sell the entire plant.

16. Biological assets

	Assets valued at fair value €/000	Assets valued at cost €/000	Total €/000
Opening book value	2,226	17,963	20,188
Opening accumulated depreciation and amortisation		(4,290)	(4,290)
Balance at 31 December 2007	**2,226**	**13,673**	**15,899**
Investments	565	541	1,106
Fair value recording charges	(85)		(85)
Depreciation and amortisation		(360)	(360)
Balance at 30 June 2008	**2,706**	**13,854**	**16,560**
Closing book value	2,706	19,360	22,065
Closing accumulated depreciation and amortisation		(5,506)	(5,506)

Investments in the period, all relating to Sella & Mosca S.p.A., were made partly in the Sardinian vineyards and partly in the Tuscan vineyards.

17. Investment property

The change in this item, which was down €3,307 thousand on 31 December 2007, was due to the reclassification under assets held for sale of a piece of land near Rome.

Advanced negotiations are in progress for the sale of this site, which is expected to take place in the second half of the year.

18. Goodwill and trademarks

Changes during the period are indicated in the table below.

	Goodwill € / 000	Trademarks € / 000	Total € / 000
Balance at 31 December 2007	**657,396**	**154,796**	**812,192**
Change in the basis of consolidation	26,783	48,407	75,190
Investments		29	29
Exchange rate differences	(20,707)	(5,058)	(25,765)
Balance at 30 June 2008	**663,472**	**198,174**	**861,646**

The change in the basis of consolidation is entirely due to the acquisition of Cabo Wabo on 2 January 2008. For further information on the effects of the acquisition of the consolidated figures, please see note 6 - Acquisitions.

The exchange rate differences were due to the adjustment of trademarks and goodwill for Skyy Spirits, LLC, Campari do Brasil Ltda. and Cabo Wabo, LLC to year-end exchange rates.

The following table shows a breakdown of goodwill and trademarks.

	30 June 2008		31 December 2007	
	Goodwill € / 000	Trademarks € / 000	Goodwill € / 000	Trademarks € / 000
Former Bols brands	4,612	1,992	4,612	1,992
Ouzo 12	9,976	7,429	9,976	7,429
Cinzano	51,457	772	51,457	772
Brazilian acquisition	72,033		69,275	
SKYY	305,330		326,963	
Zedda Piras and Sella & Mosca	57,254	21	57,254	21
Barbero	137,859		137,859	
Riccadonna		11,300		11,300
Glen Grant and Old Smuggler		104,277		104,277
X-Rated		26,456		28,117
Cabo Wabo	24,951	45,038		
Other		888		888
	663,472	**198,174**	**657,395**	**154,796**

19. Intangible assets with a finite life

Changes during the period are indicated in the table below.

	Software €/000	Other €/000	Total €/000
Opening book value	10,951	12,123	23,074
Opening accumulated amortisation	(7,650)	(10,335)	(17,985)
Balance at 31 December 2007	**3,302**	**1,789**	**5,089**
Investments	190	969	1,160
Amortisation	(830)	(452)	(1,282)
Exchange rate differences and other changes	123	(80)	44
Balance at 30 June 2008	**2,785**	**2,226**	**5,012**
Closing book value	11,276	13,014	24,291
Closing accumulated amortisation	**(8,491)**	**(10,788)**	**(19,279)**

Investments in the half-year related to licences and the SAP IT system, for the development of existing modules and implementation of the treasury management module and the Group portal.

20. Inventories

This item breaks down as follows:

	30 June 2008 €/000	31 December 2007 €/000
Raw materials, supplies and consumables	28,679	23,644
Work in progress and semi-finished products	69,072	71,819
Finished products and goods for resale	74,247	71,473
	171,999	**166,937**

Inventories are reported minus the relevant provisions for write-downs. The changes are reported in the table below:

	€/000
Balance at 31 December 2007	**2,882**
Provisions	3,195
Amounts used	(757)
Exchange rate differences	(46)
Balance at 30 June 2008	**5,276**

Provisions for write-downs include €1.0 million for a batch of finished products that was recalled as a precautionary measure due to a defect in the glass bottle.

Since this was damage fully insured by the glass supplier, it was registered as a contingent asset for potential full recovery of the cost.

21. Cash, bank and securities

This item breaks down as follows:

	30 June 2008 €/000	31 December 2007 €/000
Bank current accounts and cash	61,262	71,548
Term deposits	45,172	128,257
Securities readily convertible to cash	3,888	
Cash and cash equivalents	**110,322**	**199,805**

Cash and cash equivalents consists of bank current accounts and other sight deposits held at leading banks that pay variable interest rates based on LIBOR for the currency and period concerned.

They also include, at 30 June 2008, securities readily convertible into cash consisting of short-term, highly liquid financial investments. These were converted to cash in early July 2008.

The change in cash and cash equivalents relates to the acquisition of Cabo Wabo on 2 January 2008, dividend payouts by the Parent Company and operating flows in the period.

For further information, please see the cash flow statement.

For a reconciliation of cash and cash equivalents and net financial position, please see note 23 – Financial liabilities.

22. Non-current assets held for sale

This item includes non-current real estate assets with a high probability of being sold, or for which there is an irrevocable commitment to sell with a third party.

The amount under this item comprises the following.

	€/000
Balance at 31 December 2007	**2,473**
Sales	(871)
Reclassifications of fixed assets	7,804
Reclassifications of investment property	3,307
Balance at 30 June 2008	**12,713**

Sales registered by the Parent Company relate to a manufacturing plant located in Cinisello and two parts of the Termoli site.

The related capital gains are entered under one-off income for the year; please see note 11 – Non-recurring income and charges, for details.

Reclassifications of fixed assets refers to the Sulmona plant, for whose sale negotiations are under way.

Reclassifications of investment property, again by the Parent Company, relates to an area of land near Rome, whose sale will be finalised in the second half of the year.

For further information, please see note 15 – Tangible fixed assets, and note 17 – Investment property.

23. Shareholders' equity

For information on the composition and changes in shareholders' equity for the periods under review, please refer to "Statement of changes in shareholders equity".

Share capital

At 30 June 2008, the share capital was made up of 290,400,000 ordinary shares with a nominal value of € 0.10 each.

In 2008 there were no purchases or sales of own shares. The following table shows the reconciliation of the number of shares outstanding at the start of the year and at the end of the period for 2007 and 2008.

	Number of shares		Nominal value	
	30 June 2008	31 December 2007	30 June 2008 €	31 December 2007 €
Outstanding shares at the beginning of the period	289,355,546	289,049,453	28,935,555	28,904,945
Purchases for the management stock option plan		(1,580,268)		(158,027)
Sales		1,886,361		188,636
Outstanding shares at the end of the period	289,355,546	289,355,546	28,935,555	28,935,555
Total own shares held	1,044,454	1,044,454	104,445	104,445
Own shares as a % of share capital	0.4%	0.4%		

Dividends paid and proposed

Dividends of €31,829 thousand relating to 2007 were approved by the shareholders' meeting of the Parent Company on 29 April 2008.

Other reserves

The content of, and changes to, other shareholders' equity reserves were as follows.

	Stock option € / 000	Cash flow hedging € / 000	Conversion of account in foreign currencies € / 000	Total € / 000
Balance at 31 December 2007	**6,032**	**10,873**	**(38,975)**	**(22,070)**
Cost of stock options in the period	1,767			1,767
Profits (losses) reported in the income statement		(27)		(27)
Cash flow hedging reserve allocated to shareholders' equity		3,963		3,963
Tax effect allocated to shareholders' equity		(1,089)		(1,089)
Conversion differences			(18,316)	(18,316)
Balance at 30 June 2008	**7,799**	**13,720**	**(57,291)**	**(35,773)**

24. Financial liabilities

The table below shows a breakdown of the Group's financial liabilities:

	30 June 2007 € / 000	31 December 2006 € / 000
Non-current liabilities		
Bond	176,281	188,354
Private placement	92,207	99,297
Total bond and private placement	**268,488**	**287,651**
Payables to banks	1,681	1,782
Real estate lease payables	11,272	12,860
Derivatives on bond issues	64,913	56,899
Put option	18,386	
Other debt	753	1,061
Total other non-current financial liabilities	**97,006**	**72,602**
Current liabilities		
Payables to banks	86,362	114,375
Private placement (current portion)	7,824	8,378
Accrued interest on bonds	6,783	7,253
Accrued swap interest on bonds	2,233	1,747
Real estate lease payables (current portion)	3,198	3,171
Financial liabilities on hedging contracts	297	281
Financial liabilities on non-hedging contracts	35	46
Other debt	311	293
Total other financial payables	**20,680**	**21,168**
Total	**472,535**	**495,796**

There was a reduction in financial liabilities in the period of €23,261 thousand due to the following combined effects:

- a reduction in bank financing of €28,013 thousand through use of cash generated in the period;
- a reduction in debt for the private placement due to the depreciation of the US dollar, of €6,132 thousand;
- a reduction of €3,695 thousand in debt for the bond loan due to changes in the cash flow hedging reserve that occurred in the period;
- repayment of €1,561 thousand of leasing instalments during the period.
- an increase in financial payables due to the recording of the payable for the put option at 30 June 2008, which is the estimated future outlay to acquire the remaining 20% shareholding in Cabo Wabo LLC. For further information, please see note 6 - Acquisitions.

Regarding the private placement, the portion classified under short-term financial payables represents the USS 12.3 million repayment of principal made on 11 July 2008.

Reconciliation with net debt

The reconciliation between cash and cash equivalents and financial liabilities and net debt is as follows.

	30 June 2008 € / 000	31 December 2007 € / 000
Cash and equivalents	110,322	199,805
Liquidity (A)	**110,322**	**199,805**
Securities	346	350
Other short-term financial receivables	2,161	1,706
Short-term financial receivables (B)	**2,507**	**2,055**
Short-term bank debt	(86,362)	(114,375)
Current portion of real estate lease payables	(3,198)	(3,171)
Current portion of private placement and bond	(16,840)	(17,378)
Other short-term financial payables	(643)	(620)
Short-term financial debt (C)	**(107,042)**	**(135,543)**
Short-term net cash (debt) position (A+B+C)	**5,787**	**66,317**
Medium / long-term bank debt	(1,681)	(1,782)
Real estate lease payables	(11,272)	(12,860)
Private placement and bond	(328,621)	(338,813)
Other medium / long-term financial payables	(753)	(1,061)
Payables for put options	(18,386)	–
Medium / long-term financial receivables	104	104
Medium / long-term financial debt (D)	**(360,610)**	**(354,412)**
Net debt (A+B+C+D)	**(354,823)**	**(288,095)**

As well as cash and cash equivalents and financial liabilities, the net financial position includes the following assets, totalling €7,391 thousand:

- the interest rate swap linked to the private placement, representing €4,780 thousand in assets at 30 June 2008 (€5,736 thousand at 31 December 2007) and included under other non-current assets;
- the short-term financial receivables shown in the table above, amounting to €2,507 thousand at 30 June 2008 (€2,055 thousand at 31 December 2007);
- medium/long-term financial receivables, amounting to €104 thousand in the two periods under comparison.

25. Hedging transactions

Cash flow hedging

At the date of this report, the Parent Company had outstanding interest rate swaps, which, from July 2008, will carry fixed interest payments of 4.25% and 4.36% respectively on underlyings of US$ 50 million (maturity 2015) and US$ 150 million (maturity 2018).

This hedging of interest can be classified as cash flow hedging.

The value reported for interest rate swaps is €17,838 thousand, of which €3,965 thousand represents the change that occurred in the half-year.

The contra entry of the asset, as well as the corresponding deferred tax effect, has been entered under shareholders' equity reserves.

At 30 June 2008, Campari International S.A.M. had outstanding forward contracts to hedge its budget for sales and purchases in currencies other than Euro for the second half of 2008.

The table below summarises the conditions of the main contracts outstanding at 30 June 2008:

	Nominal amount (000)	Maturity
Forward contracts to hedge cash flows from future sales		
US$	6,406	27/02/2009
JPY	787,163	29/05/2009
GBP	447	28/11/2008
Forward contracts to hedge cash flows for future purchases		
US$	3,577	31/04/2009

These hedging transactions met the requirements for effectiveness, and an unrealised gain of €788 thousand was suspended in shareholders' equity reserves, net of the related deferred tax effect.

Fair value hedging

At 30 June 2008, interest rate swaps totalling a notional US$ 149.7 million were outstanding on the private placement of Redfire, Inc., while a cross currency swap totalling a notional US$ 300 million was outstanding on the Parent Company's bond issue.

These instruments have the same maturities as the underlying liabilities.

The swaps were valued at fair value and the relevant changes reported in the income statement. The profit or loss on the hedged instrument is also entered in the income statement, producing an offsetting effect.

Negative changes in the fair value of the derivatives entered in the income statement for the period amounted to €12,573 thousand, while profit on underlyings was €12,702 thousand, generating a positive effect of €129 thousand before tax.

26. Reserve for risks and future liabilities

Changes in the reserve for risks and future liabilities in the period were as follows.

	Tax provisions € / 000	Reserve for industrial restructuring € / 000	Agent severance fund € / 000	Other € / 000	Total € / 000
Balance at 31 December 2007	**3,456**	**3,508**	**1,071**	**3,002**	**11,038**
Provisions			148	185	333
Amounts used	(183)	(519)	(41)	(1,578)	(2,321)
Exchange rate differences	12			39	52
Balance at 30 June 2008	**3,286**	**2,990**	**1,179**	**1,647**	**9,102**

The decrease in the item was mainly due to the use of the reserve for industrial restructuring by the Parent Company and of other reserves for risks by Campari Italia S.p.A. and other subsidiaries.

27. Tax payables

Tax payables were down €10,567 thousand at 30 June 2008 compared with 31 December 2007, owing to the combined effect of the payment of the previous year's balance and tax provisions in the period.

The taxes paid shown in the cash flow statement, amounting to €28,816 thousand, relate to the payment made by the Parent Company to the controlling shareholder Fincorus S.p.A. of payables for the consolidation for tax purposes of the Italian companies in 2007. Furthermore, the non-Italian subsidiaries paid off the related payables for the same year.

28. Stock options

In 2008 further stock option allocations were approved, which may be exercised in 4 monthly windows between May 2013 and May 2015.

The number of options granted was 7,703,905, for the purchase of the same number of shares, with the average allocation price at €5.69, equivalent to the weighted average market price in the month preceding the day on which the options were granted.

The average fair value of options granted in the first half 2008 was €1.09.

Fair value was calculated under the Black-Scholes model, using the following assumptions.

	2008	2007
Expected dividends (€)	0.11	0.11
Expected volatility (%)	20%	17%
Historical volatility (%)	20%	15%
Market interest rate	4.23%	4.52%
Expected option life (years)	6	5
Exercise price (€)	5.69	7.74

29. Related parties

In compliance with the requirements of Consob communication 6064293 of 28 July 2006, the relationships with related parties were as follows.

Dealings with related parties and joint ventures form part of ordinary operations and are carried out under market conditions (i.e. conditions that would apply between two independent parties) or using criteria that allow for the recovery of costs incurred and a return on invested capital.

All transactions completed with related parties were carried out in the Group's interest.

The Parent Company, Davide Campari-Milano S.p.A., is controlled by Alicros S.p.A., with which the Group did not enter into any transactions.

Alicros S.p.A. is in turn controlled by Fincorus S.p.A.

In 2007, Fincorus S.p.A., Davide Campari-Milano S.p.A. and its Italian subsidiaries opted for the national tax consolidation scheme for 2007-2009, which will allow the companies belonging to the Group to be consolidated for tax purposes under the controlling shareholder Fincorus S.p.A.

The following tables show all the relationships listed above, in terms of both the balance sheet and the income statement.

Balance sheet 30 June 2008	Trade receivables € / 000	Trade payables € / 000	Financial receivables € / 000	Tax receivables and payables € / 000	Other € / 000
Fior Brands Ltd	1,375	(270)	53	–	–
International Marques V.o.f.	1,466	57	–	–	–
M.C.S. S.c.a.r.l.	2,342	(243)	914	–	14
SUMMA S.L.	451	(630)	–	–	–
Fincorus S.p.A				(9,356)	
	5,634	**(1,086)**	**967**	**(9,356)**	**14**
Percentage of related item in the accounts	2%	1%	28%	24%	0%

Balance sheet 31 Dicember 2007	Trade receivables € / 000	Trade payables € / 000	Financial receivables € / 000	Tax receivables and payables € / 000	Other € / 000
Fior Brands Ltd	1,485	(269)	67	–	–
International Marques V.o.f.	1,330	(358)	-	–	-
M.C.S. S.c.a.r.l.	2,340	(769)	756	–	14
SUMMA S.L.	3,397	(1,865)	–	–	–
Fincorus S.p.A	–	–	–	(17,107)	–
	8,553	**(3,262)**	**823**	**(17,107)**	**14**
Percentage of related item in the accounts	3%	2%	29%	36%	0%

Income statement 30 June 2008	Sale of merchandise € / 000	Trade allowances € / 000	Other income and charges € / 000	Financial income € / 000	Joint venture results € / 000
Fior Brands Ltd	–	–	–	–	–
nternational Marques V.o.f.	1,835	(412)	(21)	–	21
M.C.S. S.c.a.r.l.	4,079	(612)	(28)	19	144
SUMMA S.L.	740	(839)	(1,743)	–	(12)
	6,653	**(1,863)**	**(1,792)**	**19**	**152**
Percentage of related item in the accounts	2%	2%		0%	

Income statement 30 June 2007	Sale of merchandise € / 000	Trade allowances € / 000	Other income and charges € / 000	Financial income € / 000	Joint venture results € / 000
Fior Brands Ltd	1,639	(631)	12	46	–
International Marques V.o.f.	1,354	(712)	(29)	–	51
M.C.S. S.c.a.r.l.	3,293	(1,223)	(90)	20	43
SUMMA S.L.	3,247	(1,801)	(45)	–	–
	9,533	**(4,368)**	**(152)**	**67**	**94**
Percentage of related item in the accounts	2%	5%		– 1%	

30. Commitments and risks

For information regarding the Group's commitments and risks, please see note 36 of the consolidated accounts to 31 December 2007.

31. Events taking place after the end of the period

For information on significant events taking place after the close of the half-year, please see the relevant section of the interim report on operations.

Milan, 8 August 2008

Luca Garavoglia
Chairman of the Board of Directors

APPENDICES

Reconciliation of previous and new formats for the income statement at 31 December 2007

	Income statement at 31 December 2007		
previous format	€ million	€ million	new format
Net sales	**957.5**	**957.5**	**Net sales**
Cost of goods sold	(407.2)		
		(441.4)	Cost of goods sold after distribution costs
Gross profit	**550.3**		
		516.2	**Gross profit after distribution costs**
Advertising and promotional costs	(174.6)	(174.6)	Advertising and promotional costs
Sales and distribution costs	(105.1)		
		341.5	**Contribution margin**
Trading profit	**270.6**		
General and administrative costs	(67.2)		
		(138.1)	Structure costs
EBIT before one-offs	**203.4**	**203.4**	**EBIT before one-offs**
One-offs: income and charges	(2.8)	(2.8)	One-offs: income and charges
EBIT	**200.6**	**200.6**	**EBIT**

Reconciliation of previous and new formats for the income statement relating to business areas at 31 December 2007

previous format	Total - 31 December 2007 € million	€ million	new format
Net sales	957.5	957.5	Net sales
Gross profit	550.3		
		516.1	Gross profit after distribution costs
		341.5	**Contribution margin**
Trading profit	**270.6**		

previous format	spirits - 31 December 2007 € million	€ million	new format
Net sales	687.1	687.1	Net sales
Gross profit	424.6		
		405.9	Gross profit after distribution costs
		269.7	**Contribution margin**
Trading profit	**219.3**		

previous format	wines- 31 December 2007 € million	€ million	new format
Net sales	151.3	151.3	Net sales
Gross profit	65.7		
		59.3	Gross profit after distribution costs
		30.4	**Contribution margin**
Trading profit	**16.6**		

previous format	soft drink - 31 December 2007 € million	€ million	new format
Net sales	102.4	102.4	Net sales
Gross profit	56.9		
		48.0	Gross profit after distribution costs
		38.5	**Contribution margin**
Trading profit	**31.8**		

previous format	other sales - 31 December 2007 € million	€ million	new format
Net sales	16.7	16.7	Net sales
Gross profit	3.2		
		2.9	Gross profit after distribution costs
		2.9	**Contribution margin**
Trading profit	**2.9**		

Declaration for the condensed half-year accounts pursuant to article 154-bis of Legislative Decree 58 of 24 February 1998 (TUF), as amended

1. We the undersigned, Robert Kunze-Concewitz and Stefano Saccardi, Managing Directors, and Paolo Marchesini, Managing Director and Director responsible for preparing the accounting statements of Davide Campari-Milano S.p.A., hereby declare, in accordance with article 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of 24 February 1998, that:
   - the accounts are appropriate for the nature of the company, and
   - administrative and accounting procedures for the preparation of the condensed half-year accounts were effectively implemented in the half-year ended 30 June 2008.

2. We further declare that

2.1 the condensed half-year accounts:

a) were prepared in compliance with the applicable International Accounting Standards, recognised by the European Union pursuant to Regulation (EC) 1606/2002 of the European Parliament and Council of 19 July 2002;

b) accurately represent the figures contained in the Group's accounting records;

c) provide a truthful and accurate representation of the balance sheet and income statement of the Group and of all its consolidated companies.

2.2 the half-year report on operations documents all significant events that took place in the first six months of the year and their effect on the condensed half-year accounts, and also describes the main risks and uncertainties in the remaining six months of the year. The half-year report on operations also contains information on significant transactions with related parties.

Milan, 8 August 2008

Managing Director
Robert Kunze-Concewitz

Director responsible for preparing the
company's accounting statements and
Managing Director
Paolo Marchesini

Managing Director
Stefano Saccardi



ERNST & YOUNG

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Auditors' review report on the interim condensed consolidated financial statements
(Translation from the original Italian text)

To the Shareholders of
Davide Campari - Milano S.p.A.

1. We have reviewed the interim condensed consolidated financial statements of Davide Campari - Milano S.p.A. and its subsidiaries (the Campari Group) as of June 30, 2008, comprising the balance sheet, the statement of income, changes in shareholders' equity and cash flows and the related explanatory notes. Management of Davide Campari - Milano S.p.A. is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ("IAS 34"). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. A review consists primarily of obtaining information on the accounts included in the interim condensed consolidated financial statements and the consistency of the accounting principles applied, through discussions with management and by applying analytical and other review procedures. A review does not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements as we express on the annual consolidated financial statements.

   With respect to the consolidated financial statements of the prior year and the interim condensed consolidated financial statements of the corresponding period of the prior year, presented for comparative purposes, reference should be made to our reports issued on April 10, 2008 and on October 1, 2007, respectively.

3. Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of Davide Campari - Milano S.p.A as of June 30, 2008 are not prepared, in all material respects, in conformity with IAS 34.

Milan, August 11 2008

Reconta Ernst & Young S.p.A.
Signed by:
Alberto Romeo
(Partner)

This report has been translated into the English language solely for the convenience of international readers

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Relazione finanziaria semestrale al 30 giugno 2008 Half-year report to 30 June 2008

END